   As filed with the Securities and Exchange Commission on September 24, 1998

                                                    Registration No. 333-_______

-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER

                           THE SECURITIES ACT OF 1933

                           ---------------------------

                             barnesandnoble.com inc.
             (Exact Name of Registrant as Specified in Its Charter)

                           ---------------------------


                  Delaware                                   5735                                       13-3926499
      (State or Other Jurisdiction of            (Primary Standard Industrial                        (I.R.S. Employer
       Incorporation or Organization)            Classification Code Number)                      Identification Number)

                           ---------------------------

                           76 Ninth Avenue, 11th Floor
                            New York, New York 10011
                                 (212) 414-6000

  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                           ---------------------------


                                 Stephen Riggio
                           Chief Executive Officer
                           76 Ninth Avenue, 11th Floor
                            New York, New York 10011
                                 (212) 414-6000

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                           ---------------------------


                                   Copies to:

               Jay M. Dorman, Esq.                 Robert E. Buckholz, Jr., Esq.
 Robinson Silverman Pearce Aronsohn & Berman LLP        Sullivan & Cromwell
           1290 Avenue of the Americas                  125 Broad Street
            New York, New York 10104                    New York, New York 10004

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                         CALCULATION OF REGISTRATION FEE
================================================================================

         Title Of Each Class Of Securities                   Proposed Maximum Aggregate                        Amount Of
                  To Be Registered                               Offering Price(1)                         Registration Fee
--------------------------------------------------------------------------------
Class A Common Stock, par value $.01
   per share........................................                $100,000,000                                $29,500

================================================================================
(1) Estimated solely for the purpose of calculating the registration fee.

                           ---------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.
================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 24, 1998

                                  ______ Shares

                             barnesandnoble.com inc.

                              Class A Common Stock

                           (par value $.01 per share)

                            ------------------------

     All of the shares of Class A Common Stock offered hereby are being sold by the Company. ---------------------

     The Company is currently wholly owned by Barnes & Noble, Inc. and, upon completion of the Offering, Barnes & Noble, Inc. will beneficially own 100% of the _____ shares of outstanding Class B Common Stock of the Company. Holders of Class A Common Stock generally have rights identical to holders of Class B Common Stock, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters subjected to a vote of shareholders. Holders of Class A Common Stock are generally entitled to vote with the holders of Class B Common Stock as one class on all matters as to which the Class B Common Stock is entitled to vote. Following the Offering, the shares of Class B Common Stock beneficially owned by Barnes & Noble, Inc. will represent approximately ___% of the combined voting power of all shares of voting stock (approximately ___% if the Underwriters' over-allotment option is exercised in full) and Barnes & Noble, Inc. will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and over the Company's dividend policy and access to capital. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of Barnes & Noble, Inc. See "Risk Factors-- Control by Principal Stockholder", "--Relationship with Barnes & Noble; Potential Conflicts of Interest; Receipt of Certain Benefits" and "Description of Capital Stock".

     Prior to the Offering, there has been no public market for the Class A Common Stock. For factors to be considered in determining the initial public offering price, see "Underwriting".

     See "Risk Factors" beginning on Page 7 for certain considerations relevant to an investment in the Class A Common Stock.

     The Company intends to file an application to have the Class A Common Stock listed on the Nasdaq National Market, under the symbol "BOOK".

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
                 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                          Price to             Underwriting Discounts               Proceeds to
                                           Public                and Commissions(1)                 Company(2)
                                           ------                ------------------                 ----------
Per share.......................         $                           $                               $
Total(3)........................         $                           $                               $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2)  Before deducting estimated expenses of $__________ payable by the Company.

(3) The Company has granted the Underwriters an option for ___ days to purchase up to an additional ____ shares at the initial public offering price, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be $_________, $________ and $_________, respectively. See "Underwriting".

                            ------------------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares will be ready for delivery in New York, New York, on or about ____________, 1998, against payment therefor in immediately available funds.

Goldman, Sachs & Co.                                     Salomon Smith Barney

                            ------------------------

                  The date of this Prospectus is ____________,

                                    [ARTWORK]



     barnesandnoble.com, Express Lane(sm), the BN Top 100(sm) and
E-nnouncements(sm) are trademarks and service marks of the Company. This Prospectus contains other product names, trade names, trademarks and service marks of the Company and of other organizations, all of which are the property of their respective owners.

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in Risk Factors and elsewhere in this Prospectus.

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus. Unless the context otherwise requires, each reference to: (i) the "Company" refers to barnesandnoble.com inc. ("barnesandnoble.com"); and (ii) "Barnes & Noble" refers to Barnes & Noble, Inc. See "Recapitalization" for a description of the predecessor companies included in barnesandnoble.com. Unless otherwise indicated, the information contained in this Prospectus, including all financial information, assumes that: (i) the Underwriters' over-allotment option is not exercised; and (ii) the Recapitalization (as defined and described in "Recapitalization") has been completed.

                                   The Company

     barnesandnoble.com is a leading online retailer of books and information related products. Since opening its online bookstore in March 1997, the Company has sold books to over 700,000 customers in 175 countries. Exclusive marketing agreements with major portal and content Web sites, such as America Online ("AOL"), Microsoft, Lycos, ZDNet and CNN, have extended the exposure of the Company's online bookstore significantly. The Company has also established remote storefronts by creating links with over 25,000 affiliate Web sites. According to the Media Metrix measurement of Web site traffic for August 1998, the Company's Web site is the sixth largest shopping site and, for the first six months of 1998, one of the top 25 fastest growing Web sites in the world.

     barnesandnoble.com has created a model for e-commerce based upon a compelling value proposition. Its online bookstore offers customers an easy-to-search catalog of virtually every book in print, rich editorial content, community experience, deep discounts, secure ordering and fast delivery. It recently introduced several major enhancements to its online bookstore, including Express Lane(sm) one-click ordering, e-mail book reviews, a powerful search engine and a software superstore.

     The new arena of e-commerce provides retailers with the opportunity to serve a rapidly growing market because consumers are increasingly accepting the Internet as an alternative shopping channel. According to A.C. Nielsen/CommerceNet, 70 million U.S. adults (aged 16+) are now using the Internet, up from 49 million in 1997. Neilsen reports that 20 million Americans have conducted an online e-commerce transaction and that 48 million Americans are using the Internet to make shopping decisions. The Company believes that these figures will grow substantially as Internet use becomes easier and more pleasurable through higher speed access.

     The Internet also provides e-commerce companies with an opportunity to serve a global market. Jupiter Communications estimates that the number of Internet-connected households worldwide will grow from approximately 45 million at the end of 1998 to approximately 66 million by the end of 2000. The International Data Corporation ("IDC") estimates that the number of Web users worldwide will exceed 95 million by the end of 1998 and will grow to over 170 million users by the end of 2000.

     The U.S. book market was $25.8 billion in 1996 and is expected to grow to $31.4 billion by the year 2000, according to Veronis Suhler. According to Euromonitor, worldwide book sales were approximately $82 billion in 1996 and are expected to grow to approximately $90 billion by the year 2000. The Company's early history with non-U.S. consumers indicates that the demand for U.S. published books abroad is large and relatively untapped.

     The book business is well suited for e-commerce because an online bookseller has virtually unlimited shelf space and can offer consumers the convenience of browsing through a vast database of books. The use of sophisticated search engines and personalized services enables users to locate books with unparalleled convenience and speed and to get advance notice about titles in their areas of interest. Editorial content, such as synopses, excerpts, book reviews and editorial recommendations, make for a more-educated book-buying decision. The Company believes that the presence of an online bookstore on consumers' desktops will stimulate demand and expand the marketplace. Additionally, the Company believes that new technology, such as portable electronic books and print-on-demand publishing, will greatly add to the range of content that an online bookseller can offer.

     The Company believes that its strategic relationship with Barnes & Noble provides it with the following meaningful advantages relative to other online booksellers: (i) the superior brand recognition of the Barnes & Noble trade name, which is a strong motivating factor in attracting customers, especially with regard to the post-early adopter market of consumers who have yet to make a purchase online; (ii) the use of Barnes & Noble's state-of-the- art distribution center as its primary supplier enabling the Company to offer over 650,000 in-stock titles for fast delivery, which represents the largest standing inventory of any bookseller online; (iii) the ability to offer such a large selection without the investment in inventory and the ongoing expenses related to the management of such inventory; (iv) benefitting from a higher gross margin as the Company sources significantly less merchandise through wholesalers; (v) the enterprise value of the Barnes & Noble trade name, inclusive of its network of over 500 retail superstores, which is a strong factor in negotiating with online portal, content and media companies; (vi) access to the substantial bookselling knowledge and experience of Barnes & Noble's management; and (vii) the ability to leverage Barnes & Noble's considerable experience and expertise in direct marketing.

     Furthermore, in addition to its relationship with Barnes & Noble, the Company believes that its distinguishing competitive advantages include barnesandnoble.com's: (i) leading-edge online bookstore which has recently been enhanced and upgraded to include a more powerful search engine, streamlined navigation, Express Lane(sm) one-click ordering, E-nnouncements(sm) e-mail customer notification services and a "software superstore," which includes a strategic alliance with Intel; (ii) offering of the largest standing inventory and the fastest shipping on the largest number of book titles of any online bookseller; (iii) strategic marketing agreements with leading high-traffic
Web sites, such as Lycos, ZDNet, Web Crawler, Disney, The New York Times, Pathfinder, CNN and USA Today and its four-year agreement with AOL, pursuant to which the Company is the exclusive bookseller on AOL's online service, the single largest online channel of any kind, serving approximately 13 million members; and (iv) affiliate network of over 25,000 independent-party Web sites which contain "remote storefronts" that link users of each of these Web sites to the Company's online bookstore.

     barnesandnoble.com's operating strategy is to rapidly build its brand and customer base by: (i) continually improving the user experience of its online bookstore; (ii) expanding the editorial content of its book database; (iii) introducing interactive features that foster a community built around books and authors; (iv) strengthening and expanding strategic alliances with major portals and high-traffic Web sites; (v) increasing the number of Web sites in its affiliate network; (vi) expanding its product offerings to include complementary information products; (vii) investing in technologies to further develop a state-of-the-art, interactive e-commerce platform and industry leading customer service, fulfillment and logistics systems; and (viii) leveraging its strategic relationship with Barnes & Noble.

     Prior to the effectiveness of this Prospectus, all outstanding indebtedness of the Company owed to Barnes & Noble will be converted into a capital contribution by Barnes & Noble to the Company; as of August 1, 1998 that amount was $67.5 million. Barnes & Noble will contribute an additional $100 million to the Company prior to the Offering and, following the Offering, the Company intends to enter into an agreement with Barnes & Noble whereby Barnes & Noble will make a $100 million revolving credit facility available to the Company on terms no less favorable to the Company than the Company would receive from an unaffiliated third party.

     barnesandnoble.com was originally incorporated on January 14, 1997 in the State of Delaware under the name Barnes & Noble Online, Inc. See "Recapitalization." The Company's principal executive offices are located at 76 Ninth Avenue, 11th floor, New York, New York 10011. The Company's phone number is 212-414-6000, its online bookstore is located at www.barnesandnoble.com and on AOL at AOL, keyword bn.

                                  The Offering

Class A Common Stock offered hereby....................    __________ shares

Common Stock to be outstanding after the Offering:
  Class A Common Stock.................................    __________ shares (1)
  Class B Common Stock (2).............................    __________ shares

Use of proceeds........................................    To fund anticipated
                                                           operating losses,
                                                           including sales and
                                                           marketing expenses
                                                           and payments due
                                                           under strategic
                                                           alliances;
                                                           enhancements to the
                                                           Company's online
                                                           bookstore and other
                                                           capital expenditures;
                                                           working capital; and
                                                           other general
                                                           corporate purposes,
                                                           including possible
                                                           investments in
                                                           complementary
                                                           businesses and
                                                           acquisitions. See
                                                           "Use of Proceeds."

Voting Rights..........................................    The holders of Class
                                                           A Common Stock
                                                           generally have rights
                                                           identical to holders
                                                           of Class B Common
                                                           Stock, except that
                                                           holders of Class A
                                                           Common Stock are
                                                           entitled to one vote
                                                           per share and holders
                                                           of Class B Common
                                                           Stock are entitled to
                                                           ten votes per share.
                                                           Holders of both
                                                           classes of Common
                                                           Stock generally will
                                                           vote together as a
                                                           single class on all
                                                           matters presented to
                                                           the stockholders for
                                                           their vote or
                                                           approval except as
                                                           otherwise required by
                                                           applicable Delaware
                                                           law. See "Risk
                                                           Factors--Control by
                                                           Principal
                                                           Stockholder" and
                                                           "Description of
                                                           Capital Stock--Common
                                                           Stock."

 Proposed Nasdaq National Market

   ("Nasdaq") symbol ...................................   "BOOK"

-------------
(1) Excludes options to purchase _____ shares of Class A Common Stock under the 1998 Incentive Plan which will be outstanding as of the closing of the Offering. See "Management--1998 Incentive Plan" and "Description of Capital Stock."

(2) Shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock on a one-for-one basis. See "Description of Capital Stock."

                             Summary Financial Data
                (in thousands of dollars, except per share data)

     The summary financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto appearing elsewhere in this Prospectus. The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The reporting period for the fiscal year ended January 31, 1998 ("Fiscal Year 1997") contained 52 weeks.

                                                                                          26 weeks
                                                                                           ended
                                                                            ---------------------------------
                                                                                         (unaudited)
                                                           Fiscal Year           August 2,            August 1,
                                                             1997                  1997               1998
                                                      ------------------    ------------------   --------------
Statement of Operations Data:
Net sales............................................ $          14,601     $        2,383     $       21,870
Operating loss.......................................           (15,647)            (2,580)           (36,607)
Net loss.............................................            (9,232)            (1,522)           (21,599)

Basic and diluted net loss per share (1).............
Basic and diluted weighted average shares
     outstanding(1)..................................

                                                                                            As of August 1, 1998
                                                                           ------------------------------------------------
                                                                                                (unaudited)
                                                            As of                                                 Pro forma
                                                         January 31,                                 Pro             as ad-
                                                            1998                Actual           forma (2)        justed (3)
                                                      -----------------    -----------------     ---------     -------------
Balance Sheet Data:
Cash and cash equivalents............................ $      --            $      --             $  100,000
Working capital......................................               (71)              3,456         103,456
Total assets.........................................            37,076              46,176         146,176
Stockholders' equity (4).............................            24,224              36,628         136,628


(1) For a description of the basic and diluted earnings per share ("EPS") calculations and the basic and diluted weighted average shares outstanding, see Note 2 of Notes to Financial Statements.

(2) Adjusted to give effect to the $100 million capital contribution from Barnes & Noble to the Company, to be effected prior to the consummation of the Offering. See "Recapitalization."

(3)  Adjusted to give effect to the sale of the _________ shares of Class A
     Common Stock offered by the Company hereby, at an assumed initial public offering price of $_____ per share after deducting the estimated underwriting discount and offering expenses payable by the Company. See
     "Use of Proceeds" and "Capitalization."

(4) Gives retroactive effect to conversion of the outstanding indebtedness of the Company to Barnes & Noble into a capital contribution. See
     "Recapitalization."


                                       -6-


                                  RISK FACTORS

     The following risk factors, as well as the other information contained in this Prospectus, should be considered carefully before purchasing the Class A
Common Stock offered hereby. This Prospectus contains forward-looking statements that address, among other things, the Company's business strategy, use of proceeds, projected capital expenditures, liquidity, possible business relationships, and possible effects of changes in government regulation. These statements may be found under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and
Results of Operations," and "Business" as well as in this Prospectus generally.
Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including those factors discussed below and set forth in this Prospectus generally.

Limited Operating History; Accumulated Deficit; Anticipated Losses

     The Company launched its online bookstore in March 1997. Accordingly, the Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. In addition, the Company accumulated net losses of $30.8 million as of August 1, 1998, primarily as a result of its strategic investments. The Company anticipates incurring significant additional costs to fund increased marketing initiatives, additional strategic alliances, enhancements to the Company's online bookstore, and technological and hardware improvements. Although the Company anticipates increases in revenues, significant operating losses are anticipated for at least the foreseeable future. To the extent that such expenses do not result in appropriate revenue increases, the Company's business may be materially adversely affected.

Competition

     Both the e-commerce market and retail bookselling business are highly competitive. Since the introduction of e-commerce to the Internet, the number of e-commerce Web sites competing for customers' attention has increased rapidly.
The Company expects future competition to intensify given the relative ease with which new Web sites can be developed. The Company currently competes with numerous booksellers including other Internet-based companies, such as Amazon.com, and traditional book retailers.

     The Company believes that the primary competitive factors in e-commerce are brand recognition, site content, ease of use, price, fulfillment speed, customer support and reliability. The Company's success will depend heavily upon its ability to provide a compelling and satisfying shopping experience. Other factors that will affect the Company's success include the Company's continued ability to attract experienced marketing, technology, operations and management talent. One of the Company's main competitors has a longer online operating history and a larger existing customer base than the Company. The Company is aware that certain of its competitors have and may continue to adopt aggressive pricing and marketing strategies. Increased competition may adversely affect operating margins and result in loss of market share and a diminished brand franchise. The nature of the Internet as an electronic marketplace (which may, among other things, facilitate competitive entry and comparison shopping) may render it inherently more competitive than traditional retailing formats. See
"Business-Competition."

Management of Growth

     Recent growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and technical resources. The Company expects operating expenses and staffing levels to increase substantially in the future. To manage its growth, the Company must expand its operational and technical capabilities and manage its employee base while effectively administering multiple relationships with various third parties. There can be no assurance that the Company will be able to manage its expanding operations effectively. Any failure of the Company to implement cohesive management and operating systems, add resources on a cost effective basis or manage the Company's expansion could have a material adverse effect on the Company's business.


                                       -7-

Potential Fluctuations in Quarterly Results

     The Company expects to experience significant fluctuations in future quarterly operating results that may be caused by many factors, including the following: (i) the pace of development of the market for e-commerce; (ii) changes in pricing policies by the Company or its competitors; (iii) changes in the level of marketing and other operating expenses to support future growth;
(iv) the extent of international expansion; (v) seasonal trends; (vi) competitive factors; and (vii) general economic conditions. Consequently, the Company believes that period-to-period comparisons of its operating results will not necessarily be meaningful and should not be relied upon as any indication of future performance. It is likely that the Company's future quarterly operating results from time to time will not meet the expectations of securities analysts or investors, which may have a material adverse effect on the market price of the Class A Common Stock.

Control by Principal Stockholder

     Upon the consummation of the Offering, Barnes & Noble will beneficially own all of the Class B Common Stock which will, following the closing of the Offering, represent approximately ___% of the outstanding Common Stock
(approximately ____% if the Underwriter's over-allotment option is exercised in full) and approximately ___% of the voting power of the Common Stock
(approximately ___% if the Underwriter's over-allotment option is exercised in full). As a result, Barnes & Noble will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "--Relationship with Barnes & Noble; Potential Conflicts of
Interest; Receipt of Certain Benefits," "--Dependence on Key Supplier,"
"Business--Relationship With Barnes & Noble," "Management," "Principal
Stockholders," "Certain Transactions with Barnes & Noble" and "Description of
Capital Stock."

Relationship with Barnes & Noble; Potential Conflicts of Interest; Receipt of
Certain Benefits

     Barnes & Noble's continuing beneficial ownership of a majority of the voting power of the Common Stock and the ownership of Barnes & Noble common stock by directors and officers of the Company or their service as directors or officers of both the Company and Barnes & Noble, could create conflicts of interest when those directors and officers are faced with decisions that could have different implications for the Company and Barnes & Noble, including potential acquisitions of businesses, effects of competition, the issuance or disposition of securities, the election of new or additional directors, the payment of dividends by the Company and other matters. The Company has not instituted any formal plan or arrangement to address potential conflicts of interest that may arise among the Company, Barnes & Noble and their affiliates.
However, under Delaware corporate law, officers and directors of the Company owe fiduciary duties to the Company and its stockholders.

     In addition, the Company obtains certain products and services from Barnes
& Noble, including obtaining the benefits of Barnes & Noble's purchasing discounts, state-of-the-art distribution center, proprietary book title database and the promotion of the online bookstore throughout Barnes & Noble's mail-order catalogs. The inability of the Company to obtain these products or services for any reason, including any termination of the agreements between the Company and Barnes & Noble with respect to such products and services, could materially adversely affect the Company's business. The Company also receives certain tax benefits from Barnes & Noble pursuant to a tax sharing agreement (the "Tax
Sharing Agreement") which continues so long as Barnes & Noble retains at least an 80% voting and economic ownership interest in the Company. Under the Tax
Sharing Agreement, the Company is reimbursed for any income tax benefits which Barnes & Noble receives by including the Company in its U.S. consolidated income tax returns. If voting or economic ownership of the Company by Barnes & Noble were to fall below 80% for any reason, the Company would lose such benefits, which could have an adverse effect on the Company's financial condition. The
Company has entered into an agreement (the "License Agreement") with Barnes &
Noble College Bookstores, Inc. ("B&N College"), of which the principal shareholder is also a principal shareholder/director/executive officer of Barnes
& Noble, pursuant to which the Company was granted a perpetual,


                                       -8-


exclusive license (the "License") to use the Barnes & Noble name and trademark
(excluding sales of college textbooks). The License is not revokable unless the Company is in default or there has been a "change in control" (as defined therein) of the Company. Loss of the License could have a material adverse effect on the Company's business. See "--Dependence on Key Supplier,"
"Business--Relationship with Barnes & Noble" and "Certain Transactions with
Barnes & Noble."

     Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock is required in order for Barnes & Noble to continue to include the Company in its consolidated group for income tax purposes. Each member of a consolidated group for income tax purposes is jointly and severally liable for the income tax liability of each other member of the consolidated group. Each member of the Barnes & Noble controlled group, which includes Barnes
& Noble, the Company and Barnes & Noble's other subsidiaries, is also jointly and severally liable for pension and benefit funding and termination liabilities of other group members, as well as certain benefit plan taxes. Accordingly, the Company could be liable under such provisions in the event any such liability is incurred, and not discharged, by any other member of the Barnes & Noble consolidated or controlled group.

     In addition, by virtue of its controlling beneficial ownership and the terms of the Tax Sharing Agreement, Barnes & Noble will effectively control all of the Company's tax decisions. Under the Tax Sharing Agreement, Barnes & Noble has sole authority to respond to and conduct all tax proceedings (including tax audits) relating to the Company, to file all returns on behalf of the Company and to determine the amount of the Company's liability to (or entitlement to payment from) Barnes & Noble. This arrangement may result in conflicts of interests between the Company and Barnes & Noble. For example, under the Tax
Sharing Agreement, Barnes & Noble may choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Barnes & Noble and detrimental to the Company.

     As a subsidiary of Barnes & Noble, the Company receives various services from Barnes & Noble and its subsidiary Marboro Books Corp. ("Marboro") including, among others, services for payroll processing, benefits administration, insurance (property and casualty, medical, dental and life), tax, merchandising, traffic, fulfillment and telecommunications. In accordance with the terms of each of the services agreements between the Company and Barnes
& Noble, Inc. and the Company and Marboro (the "Services Agreements"), the
Company has paid, and expects to continue to pay, fees to Barnes & Noble and Marboro in an amount equal to 105% of the Company's proportionate share of the costs of such services. In the opinion of management, these allocations were made on a reasonable and consistent basis; however, they are not necessarily indicative of, and it is not practicable for management to estimate, the level of expenses which might have been incurred had the Company been operating as a separate, stand-alone company.

Dependence on Key Supplier

         Through its distribution facilities, Barnes & Noble accounted for approximately 34.8% of the Company's purchases during Fiscal Year 1997 and approximately 56.8% of the Company's purchases for the 26 weeks ended August 1, 1998. The Company expects to continue to source most of its merchandise through Barnes & Noble in the future. Barnes & Noble charges the Company the costs associated with such purchases, including cost of freight, handling and other costs incurred by Barnes & Noble in connection with providing such inventory.
Prior to the consummation of the Offering, the Company will enter into a Supply
Agreement (the "Supply Agreement") with Barnes & Noble pursuant to which Barnes
& Noble will agree to continue to supply products to the Company on the current terms. The Company believes that such terms are more favorable than terms at which the Company otherwise would be able to make such purchases on its own. The
Supply Agreement may be terminated by the Company at any time on 30 days' notice, and may be terminated by Barnes & Noble, on 90 days notice, at any time after (i) the tenth anniversary of the date of this Prospectus, or (ii) a "change in control" of the Company (as defined therein). There can be no assurance that if the Supply Agreement were terminated, the Company would be able to find an alternative, comparable supplier capable of providing product on terms satisfactory to the Company. To date, Barnes & Noble has satisfied the Company's requirements on a timely basis. However, to the extent that Barnes &
Noble does not


                                       -9-


have sufficient capacity and is unable to satisfy on a timely basis increasing requirements of the Company, such capacity constraint could have a material adverse effect on the Company's business. See "--Relationship with Barnes &
Noble; Potential Conflicts of Interest; Receipt of Certain Benefits,"
"Business--Relationship with Barnes & Noble" and "Certain Transactions with
Barnes & Noble."

Risks of the Internet as a Medium for Commerce

     Use of the Internet by consumers is at a relatively early stage of development, and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. The Company's future success will depend on its ability to significantly increase revenues, which will require the development and widespread acceptance of the Internet as a medium for commerce.
There can be no assurance that the Internet will be a successful retailing channel. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. The viability of the Internet or its viability for commerce may prove uncertain due to delays in the development and adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity or due to increased government regulation or taxation. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to effectively support growth that may occur, the Company's business could be materially adversely affected. In addition, the nature of the Internet as an electronic marketplace (which may, among other things, facilitate competitive entry and comparison shopping) may render it inherently more competitive than conventional retailing formats.

Rapid Technology Change

     To remain competitive, the Company must continue to enhance and improve the responsiveness, functionality and features of its online bookstore. The Internet and the e-commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing online bookstore and proprietary technology and systems obsolete. The Company's success will depend, in part, on its ability to license leading technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its existing and prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of Web site and other proprietary technology entails significant technical, financial and business risks. There can be no assurance that the Company will successfully implement new technologies or adapt its online bookstore, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If the Company is unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, the Company's business could be materially adversely affected.

Security Risks

     Despite the implementation of network security measures by the Company, its infrastructure is potentially vulnerable to computer break-ins and similar disruptive problems caused by its customers or others. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. Computer viruses, break-ins or other security problems could lead to misappropriation of proprietary information and interruptions, delays or cessation in service to the Company's customers. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet as a medium for commerce.


                                      -10-


Risk of System Failure or Inadequacy

     The Company's operations are dependent on its ability to maintain its computer and telecommunications equipment in effective working order and to protect its systems against damage from fire, natural disaster, power loss, telecommunications failure or similar events. In addition, the growth of the Company's customer base may strain or exceed the capacity of its computer and telecommunications systems and lead to degradations in performance or systems failure. From time to time, the Company has experienced capacity constraints and failure of its information systems which have resulted in decreased levels of service delivery or interruptions in service to its customers. While the Company continually reviews and seeks to upgrade its technical infrastructure and provides for certain system redundancies and backup power to limit the likelihood of systems overload or failure, any damage, failure or delay that causes interruptions in the Company's operations could have a material adverse effect on the Company's business.

Risks Associated with Domain Names

     The Company currently holds various Web domain names relating to its brand, including the "www.barnesandnoble.com" domain name. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. For example, in the U.S., the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com," ".net" and ".org" generic top-level domains. The regulation of domain names in the U.S. and in foreign countries is expected to change in the near future. Such changes in the U.S. are expected to include a transition from the current system to a system which is controlled by a non-profit corporation and the creation of additional top-level domains. Requirements for holding domain names will also be affected. As a result, there can be no assurance that the Company will be able to acquire or maintain relevant domain names in all countries in which it conducts business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. The Company, therefore, may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights. Any such inability could have a material adverse effect on the Company's business.

Government Regulation and Legal Uncertainties

     E-commerce is new and rapidly changing, and federal and state regulation relating to the Internet and e-commerce is evolving. Currently, there are few laws or regulations directly applicable to access to or e-commerce on the Internet. Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content and quality of products and services. The adoption of such laws or regulations could reduce the rate of growth of the Internet, which could potentially decrease the usage of the Company's online bookstore or could otherwise have a material adverse effect on the Company's business.

Sales and Other Taxes

     The Company, in accordance with current industry practice, does not currently collect sales or other taxes in respect of shipments of goods into states other than New York, New Jersey and Virginia or foreign countries other than Canada. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction companies such as the Company which engage in e-commerce. A successful assertion by one or more states or foreign countries that the Company should collect sales or any other taxes on the sale of merchandise could have a material adverse effect on the Company's business. While the Company does not believe that its relationship with Barnes & Noble would subject the Company to sales or use taxes in any jurisdiction where Barnes & Noble operates a retail store, there can be no guarantee that a jurisdiction would not seek to impose a sales or use tax based on that relationship, or that if asserted by a jurisdiction, that the Company would be successful in any challenge to such assertion. See "Management's
Discussion and Analysis of Financial Condition and Results of
Operations--Liquidity and Capital Resources."


                                      -11-


Dependence Upon Strategic Alliances

     The Company relies on certain strategic alliances to attract users to its online bookstore. The Company has entered into strategic alliances to attract users from numerous other Web sites or online service providers, including AOL and Lycos. The Company believes that such alliances result in increased traffic to its online bookstore. The Company's ability to generate revenues from e-commerce may depend on the increased traffic, purchases, advertising and sponsorships that the Company expects to generate through such strategic alliances. There can be no assurance that these alliances will be maintained beyond their initial terms or that additional third-party alliances will be available to the Company on acceptable commercial terms or at all. The inability to enter into new, and to maintain any one or more of its existing, significant strategic alliances could have a material adverse effect on the Company's business. See "Business--Marketing and Promotion."

No Dividends

     The Company has never paid or declared a dividend on its Common Stock and does not anticipate doing so for the foreseeable future. See "Dividend Policy."

Shares Eligible for Future Sale

     The sale of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock. In addition, any such sale or perception could make it more difficult for the Company to sell equity securities or equity related securities in the future at a time and price that the Company deems appropriate. Upon consummation of the Offering, the Company will have a total of _____ shares of Common Stock outstanding, of which the _________ shares of Class
A Common Stock sold in the Offering will be freely tradable, and of which ______ shares of Class B Common Stock will be "restricted" securities within the meaning of Rule 144 under the Securities Act. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis at the option of the holder of the Class B Common Stock. Any shares of Class A Common Stock into which the shares of Class B Common Stock have been converted will also be "restricted" securities within the meaning of Rule 144 under the Securities Act of 1933 (the "Securities Act"). Additionally, the Company has granted options to certain directors and officers and employees of the Company to purchase an aggregate of _______ shares of Class A Common Stock. The Company and certain officers, directors and Barnes & Noble, the Company's principal stockholder, who hold an aggregate of ______ shares of Common Stock and options to purchase
______ shares of Class A Common Stock, have agreed that they will not without the prior written consent of the representatives of the Underwriters, directly or indirectly offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any other equity security of the Company, or any securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, Common Stock or any other equity security of the Company, or enter into any agreement to do any of the foregoing, for a period of 180 days from the date of this Prospectus. As a result of the foregoing, _____ shares of Class A Common Stock reserved for issuance upon the exercise of outstanding stock options or the conversion of Class B Common Stock will become eligible for resale following such 180-day period, subject to such additional restrictions to the extent applicable and subject to Rule 144. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sales, will have on the market price of the Class A Common Stock from time to time or the Company's ability to raise capital through an offering of its equity securities. See "Principal Stockholders," "Description of Capital Stock,"
"Shares Eligible for Future Sale" and "Underwriting."

Absence of Prior Public Market

     Prior to the Offering, there has been no public market for the Class A
Common Stock. Although the Company intends to file an application to have the Class A Common Stock listed on Nasdaq, there can be no assurance that an active public market will develop for the Class A Common Stock. The initial public offering price will be determined


                                      -12-


through negotiations between the Company and the Underwriters. Among the factors considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings, and certain other financial and operating information of the Company in recent periods, and the market prices of securities and certain financial and other operating information of companies engaged in activities similar to those of the Company. The initial public offering price may not be indicative of the market price for the Class A Common Stock after the Offering, which price may decline below the initial public offering price. See "Underwriting."

Dilution

     Based upon the estimated initial public offering price of $________ per share, purchasers of the Class A Common Stock offered hereby will experience an immediate dilution in net tangible book value of $_______ per share of Class A
Common Stock purchased. To the extent outstanding options to purchase Class A
Common Stock are exercised, there may be further dilution. See "Dilution."

Broad Discretion in Use of Proceeds

     Although the Company has generally provided for the use of the proceeds from the Offering, as of the date of this Prospectus, the Company cannot specify with certainty the amount of the net proceeds of the Offering which will be allocated for each purpose. Accordingly, the Company's management will have broad discretion in the application of the net proceeds. See "Use of Proceeds."

Anti-Takeover Effects of Certain Charter, Bylaws and Delaware Law
Provisions; Possible Issuance of Preferred Stock

     Following the Offering, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock without any further vote or action by the stockholders, and to determine the price, rights, preferences, privileges and restrictions, including voting rights of such shares. Since the Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the Class A Common Stock, the rights of the holders of Class A Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any such Preferred Stock.
The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Amended Certificate") including provisions that create a classified Board of Directors, and certain provisions of the Company's Amended and Restated By-laws (the "Amended By-laws") and of
Delaware law could have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock--Anti-Takeover Effects of
Certain Provisions of Delaware Law and the Amended Certificate and Amended
By-laws."

Year 2000 Compliance

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the year
2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. There can be no assurance that the Company's computer systems contain all necessary date code changes, or that, in the year 2000, the Company's computer systems will be compatible with third-party software that may be integrated or used in conjunction with the Company's computer systems.
Additionally, there can be no assurance that the computer systems necessary to run and maintain any of the Web sites which direct customers to the Company's online bookstore, or computer systems of the Company's suppliers, will be year
2000 compliant. The failure of the computer systems of the Company or its suppliers or service producers to be year 2000 compliant could have a material adverse effect on the Company's business. See "Management Discussion and Analysis of Financial Condition and Results of Operations."


                                      -13-


                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the __________ shares of Class A Common Stock offered hereby at an assumed initial public offering price of $____ per share are estimated to be $ million after deducting underwriting discounts and commissions and estimated Offering expenses.

     The net proceeds from the Offering will be used by the Company to fund anticipated operating losses, including sales and marketing expenses and payments due under strategic alliances; enhancements to the Company's online bookstore and other capital expenditures; working capital; and other general corporate purposes. In addition, the Company may use a portion of the net proceeds of the Offering to acquire or invest in complementary businesses, technologies, services or products, although there are no current agreements with respect to any such acquisitions, investments or other transactions. As of the date of this Prospectus, the Company cannot specify with certainty the particular uses for the net proceeds to be received upon completion of the Offering. Accordingly, the Company's management will have broad discretion in the application of the net proceeds.

     Pending utilization of the net proceeds of the Offering, the Company intends to invest the funds in short-term, interest-bearing obligations.

                                 DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on its capital stock since inception and does not expect to pay any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, to finance the expansion of its business.


                                      -14-


                                 CAPITALIZATION

     The following table sets forth, as of August 1, 1998, (i) the actual capitalization of the Company giving effect to the Recapitalization; (ii) the pro forma capitalization to reflect the Recapitalization and the additional $100 million capital contribution by Barnes & Noble which will occur prior to the consummation of the Offering; and (iii) the pro forma as adjusted capitalization to reflect the Recapitalization, the $100 million capital contribution by Barnes
& Noble and the issuance and sale of the shares of Class A Common Stock offered by the Company hereby at an assumed initial public offering price of $_______ per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Financial
Statements and the notes thereto and the other financial information included elsewhere in this Prospectus.


                                                                                       As of August 1, 1998(1)
                                                                      ------------------------------------------------------
                                                                                            (unaudited)
                                                                                                                 Pro Forma
                                                                            Actual             Pro Forma        As Adjusted
                                                                      ------------------      ------------      ------------
                                                                                            (in thousands)

Cash................................................................. $       --            $   100,000         $
                                                                      ===================   ===============     =============

Stockholders' equity:

Preferred Stock, $.01 par value:  no shares issued and
     outstanding..................................................... $       --            $     --            $      --
                                                                      -------------------   ---------------     -------------
Class A Common Stock $.01 par value: 0 shares issued and
     outstanding on an actual and pro forma basis; and
     ___________ shares issued and outstanding on a pro
     forma as adjusted basis(2)(3)...................................         --                  --

Class B Common Stock, $.01 par value: _______ shares
     issued and outstanding .........................................

Additional paid-in capital...........................................       67,459                167,459

Accumulated deficit..................................................      (30,831)               (30,831)
                                                                      -------------------   ---------------     -------------
Total stockholders' equity...........................................       36,628                136,628
                                                                      -------------------   ---------------     -------------

     Total capitalization............................................ $    36,628           $    136,628        $
                                                                      ===================   ===============     =============

--------------------------
(1) Prior to the effectiveness of this Prospectus, all outstanding indebtedness of the Company owed to Barnes & Noble will be converted into a capital contribution by Barnes & Noble to the Company; as of August 1, 1998 that amount was $67.5 million. Barnes & Noble will contribute an additional $100 million to the Company prior to the consummation of the Offering. In addition, following the Offering the Company intends to enter into an agreement with Barnes & Noble whereby Barnes & Noble will make a $100 million revolving credit facility available to the Company on terms no less favorable to the Company than the Company would receive from an unaffiliated third party. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(2)  See Note 10 of the Notes to Financial Statements.

(3) Excludes ________ shares of Class A Common Stock issuable upon exercise of options which will be outstanding prior to the closing of the Offering. See "Management--1998 Incentive Plan," "Description of Capital Stock" and Note 10 of Notes to Financial Statements

                                    DILUTION

     The pro forma net tangible book value of the Common Stock as of August 1, 1998, after giving effect to the Recapitalization and the additional $100 million capital contribution to be made by Barnes & Noble prior to the consummation of the Offering, was $136.6 million, or $_____ per share of Common Stock. Pro forma net tangible book value per share is equal to the amount of the Company's total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding as of August 1, 1998. Assuming the sale by the Company of __________ shares of Class A Common Stock offered hereby at an assumed initial public offering price of $_____ per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of August 1, 1998 would have been $_____ million, or $_____ per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $_____ per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $_____ per share to new investors. The following table illustrates this per-share dilution:

Initial public offering price per share.........................................................                $
                                                                                                                ------------
     Pro forma net tangible book value per share as of August 1, 1998...........................                $
                                                                                                                ------------
     Pro forma increase per share attributable to new investors.................................
                                                                                                                ------------
Pro forma net tangible book value per share after the offering..................................
                                                                                                                ------------
Pro forma dilution per share to new investors...................................................                $
                                                                                                                ============

     The following table summarizes, on a pro forma basis as of August 1, 1998, the total number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and by new investors:


                                                      Shares Purchased                Total Consideration
                                                   -------------------------    -----------------------------------
                                                                                                                      Average Price
                                                   Number           Percent         Amount           Percent             Per Share
Existing stockholders(1).....................                                   $                         %          $
                                                 ----------         -----       -----------          -----           -----------
New investors................................
                                                 ----------         -----       -----------          -----           -----------
     Total(1)................................                        100.0%     $                    100.0%          $
                                                 ==========         ======      ===========          =====           ===========

--------------------------

(1) Excludes ________ shares of Class A Common Stock issuable upon exercise of options which will be outstanding prior to the closing of the Offering. See "Management--1998 Incentive Plan," "Description of Capital Stock" and Note 10 of Notes to Financial Statements.

                             SELECTED FINANCIAL DATA
                (in thousands of dollars, except per share data)

     The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto appearing elsewhere in this Prospectus. The selected statement of operations data for Fiscal Year 1997, and the selected balance sheet data as of January 31, 1998 have been derived from the Financial Statements, which have been audited by BDO Seidman, LLP, independent certified public accountants, and are included elsewhere in this Prospectus. The selected statement of operations data for the 26 weeks ended August 2, 1997 and August 1, 1998 and the selected balance sheet data as of August 1, 1998 have been derived from the unaudited financial statements of the Company which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial condition and results of operation for these periods. The operating results are not necessarily indicative of the operating results for any future period.

                                                                                      26 weeks
                                                                                        ended
                                                                         ----------------------------------
                                                      Fiscal Year            August 2,          August 1,
                                                         1997                 1997                1998
                                                  -------------------    -------------------- -------------
                                                                                     (unaudited)
Statement of Operations Data:
Net sales.......................................  $            14,601    $    2,383        $     21,870
Cost of sales...................................               11,752         1,966              16,759
                                                               ------         -----              ------

Gross profit....................................                2,849           417               5,111
Operating expenses:
     Marketing and sales........................                8,807         1,113              29,446
     Product development........................                5,009           926               4,319
     General and administrative.................                2,010           350               4,895
     Depreciation and amortization..............                2,670           608               3,058
                                                                -----           ---               -----
   Total operating expenses.....................               18,496         2,997              41,718
                                                               ------         -----              ------

Loss before taxes...............................              (15,647)       (2,580)            (36,607)

Benefit for income taxes........................               (6,415)       (1,058)            (15,008)
                                                              -------        -------            --------

Net loss........................................  $            (9,232)   $   (1,522)        $   (21,599)
                                                              =======        =======            ========

Basic and diluted net loss per share............

Basic and diluted weighted average
   shares outstanding...........................

                                                              As of                    As of
                                                           January 31,               August 1,
                                                              1998                     1998
                                                      --------------------        ------------
                                                                                   (unaudited)
Balance Sheet Data:
Cash and cash equivalents............................ $          --              $        --
Working capital......................................           (71)                    3,456
Total assets.........................................         37,076                   46,176
Stockholder's equity.................................         24,224                   36,628

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Financial Statements and related Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus.

Overview

     In 1996, recognizing increasing opportunities in the e-commerce market, Barnes & Noble began expending significant resources to enter this market. The Company was originally incorporated on January 14, 1997 in the State of Delaware and launched its online bookstore in March 1997.

     The Company historically has relied on Barnes & Noble to provide financing for its operations. The cash flows reflected as capital contributions from Barnes & Noble in the statements of cash flows represent the financing of the Company's operations by Barnes & Noble and are included as adjustments to paid-in capital pursuant to the Recapitalization. These cash flows are not indicative of the cash flows that would have resulted had barnesandnoble.com been operating as a separate stand-alone company during the periods presented.

     Since its incorporation, the Company has incurred significant net losses as a result of its strategic investments and, as of August 1, 1998, had accumulated net losses of $30.8 million. As it seeks to aggressively expand the business of its online bookstore, the Company believes that its operating expenses will significantly increase as a result of the financial commitments related to the development of marketing channels, future strategic relationships, and enhancements to its online bookstore and other capital expenditures. The Company expects that it will continue to incur losses and generate negative cash flow from operations for the foreseeable future. Since the Company has relatively low gross margins, the ability of the Company to enhance profitability depends upon its ability to substantially increase its net sales. In view of the rapidly changing nature of the Company's business and its limited operating history, the Company believes that period-to-period comparisons of its operating results, including the Company's gross profit margin and operating expenses as a percentage of sales, are not necessarily meaningful and should not be relied upon as an indication of future performance.

     The financial information included herein may not necessarily be indicative of the financial position, results of operations and cash flows had barnesandnoble.com been operating as a separate stand-alone company during the periods presented.

Results Of Operations

     The following table sets forth statement of operations data as a percentage of net sales for the periods indicated:

                                                                                          26 weeks ended
                                                                              ----------------------------------
                                                           Fiscal Year            August 2,             August 1,
                                                              1997                  1997                  1998
                                                           -----------        ------------------  ---------------
                                                                                           (unaudited)
Statement of Operations Data:
Net sales............................................         100.0%                100.0%                100.0%
Cost of sales........................................          80.5                  82.5                  76.6


Gross margin.........................................          19.5                  17.5                  23.4
Operating expenses:
     Marketing and sales.............................          60.3                  46.7                 134.6
     Product development.............................          34.3                  38.9                  19.8
     General and administrative......................          13.8                  14.7                  22.4
     Depreciation and amortization...................          18.3                  25.5                  14.0
                                                           --------               -------               -------
 Total operating expenses............................         126.7                 125.8                 190.8
                                                           ---------              -------               --------

Loss before taxes....................................        (107.2)               (108.3)               (167.4)

Benefit for income taxes.............................         (44.0)                (44.4)                (68.6)
                                                           --------               -------               -------

Net loss.............................................         (63.2)%               (63.9)%               (98.8)%
                                                           ========               =======               ========

     Net Sales

     Net sales include the sale of books and related product, net of returns and outbound shipping charges. The Company launched its online bookstore in March 1997, when it became the exclusive bookseller in AOL's Marketplace. Net sales increased from $2.4 million for the 26 weeks ended August 2, 1997 to $21.9 million for the 26 weeks ended August 1, 1998. The increase was primarily attributed to a significant increase in units sold due to the growth of the Company's online bookstore and the related customer base.

     International sales represented 13.0% and 11.3% of net sales for the 26 weeks ended August 2, 1997 and August 1, 1998, respectively.

     Cost of Sales

     Cost of sales consists primarily of the cost of merchandise sold and outbound and inbound shipping costs. Cost of sales increased substantially in absolute dollars in the 26 weeks ended August 1, 1998 compared with the 26 weeks ended August 2, 1997, due to the Company's increased sales volume. As a percentage of sales, cost of sales decreased from 82.5% for the 26 weeks ended August 2, 1997 to 76.6% for the comparable period in 1998. The improvement is primarily attributed to the increase in the percentage of purchases made through the Barnes & Noble distribution facilities from 7.8% in the 26 weeks ended August 2, 1997 to 56.8% in the 26 weeks ended August 1, 1998.

     In the future, the Company may expand or increase the discount it offers to its customers as well as expand its product offerings to areas which may have lower gross margins than its existing business.

     Marketing and Sales Expenses

     Marketing and sales expenses consist of expenditures related to advertising and promotion, public relations and payroll and related expenses for personnel engaged in marketing, selling and fulfillment activities. Marketing and sales expenses increased from $1.1 million for the 26 weeks ended August 2, 1997 to $29.4 million for the 26 weeks ended August 1, 1998. This increase is primarily due to increased advertising and promotional expenditures, including costs associated with strategic Internet marketing agreements with leading high-traffic Web sites and AOL, as well as increased personnel and related expenses required to implement the Company's marketing strategy and fulfill the increased sales volume. During May 1998, the Company began an aggressive branding and marketing campaign that the Company anticipates to continue and, accordingly, the Company expects marketing and sales expenses to increase significantly in absolute dollars.

     Product Development Expenses

     Product development expenses consist principally of payroll and related expenses for development, editorial and network operations personnel and consultants, systems and telecommunications infrastructure and costs of acquired content. Product development expense increased from $0.9 million for the 26 weeks ended August 2, 1997 to $4.3 million for the 26 weeks ended August 1, 1998. This increase was primarily due to increased staffing and associated costs related to building and enhancing the features, content and functionality of the Company's online bookstore and transaction-processing systems, as well as increased investment in systems and telecommunications infrastructure. The Company expects product development expenses to increase in absolute dollars as the Company continues to enhance the online bookstore experience and expand its staff and incur additional costs related to the growth of its business.

     General and Administrative Expenses

     General and administrative expenses consist of payroll and related expenses for executive, accounting and administrative personnel, recruiting, professional fees, other general corporate expenses and the allocation of costs from Barnes & Noble in accordance with the Services Agreements. General and administrative expenses increased from $0.4 million for the 26 weeks ended August 2, 1997 to $4.9 million for the 26 weeks ended August 1, 1998. This increase was primarily due to increased salaries and related expenses associated with the recruiting and hiring of additional personnel. The Company expects general and administrative expenses to continue to increase in absolute dollars as the Company expands its staff and incurs additional costs to support the growth of its business.

     Depreciation and Amortization

     Depreciation and amortization increased from $0.6 million for the 26 weeks ended August 2, 1997 to $3.1 million for the 26 weeks ended August 1, 1998 due to the increased capital investment in the Company's online bookstore and systems.

     Income Taxes

     The Company has entered into the Tax Sharing Agreement pursuant to which the operating results of the Company are included in the consolidated tax returns of Barnes & Noble, and the Company is reimbursed for any tax benefits realized by Barnes & Noble as a result of such inclusion. The tax provisions are based upon management's estimate of the Company's annualized effective tax rate.

     Net Loss

     As a result of the factors discussed above, the Company's net loss increased from $1.5 million for the 26 weeks ended August 2, 1997 to $21.6 million for the 26 weeks ended August 1, 1998.

Quarterly Results of Operations and Seasonality

     The following table sets forth certain unaudited quarterly statement of operations data for the six quarters ended August 1, 1998. This unaudited quarterly information has been derived from unaudited financial statements of the Company and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with the Financial Statements and the notes thereto. The operating results for the quarter are not necessarily indicative of the operating results for any future period.

                                                                             Quarter Ended
                                                                              (unaudited)
                                    ----------------------------------------------------------------------------------------------
                                        May 3,         August 2,       November 1,      January 31,       May 2,        August 1,
                                         1997             1997           1997               1998          1998           1998
                                      ---------       ----------      ----------       -----------    ----------      ----------
                                                                            (in thousands)
Net sales..........................   $    190        $   2,193       $    4,005       $     8,213    $    9,368      $   12,502
Cost of sales......................        151            1,815            3,457             6,329         7,184           9,575
                                      ---------       ----------      ----------       -----------    ----------      ----------
Gross profit.......................         39              378              548             1,884         2,184           2,927
                                      ---------       ----------      ----------       -----------    ----------      ----------
Operating expenses:

     Marketing and sales...........        176              937            2,288             5,406         9,738          19,708

     Product development...........         80              846            1,944             2,139         2,153           2,166

     General and
       administrative..............         71              279              588             1,072         2,502           2,393

     Depreciation and
       amortization................         --              608              924             1,138         1,395           1,663
                                      ---------       ---------       ----------       -----------    ----------      ----------
Total operating expenses...........        327            2,670            5,744             9,755        15,788          25,930
                                      ---------       ---------       ----------       -----------    ----------      ----------
Loss before taxes..................       (288)          (2,292)          (5,196)           (7,871)      (13,604)        (23,003)

Benefit for income taxes...........       (118)            (940)          (2,130)           (3,227)       (5,577)         (9,431)
                                      ---------       ---------       ----------       -----------    ----------      ----------
Net loss...........................   $   (170)       $  (1,352)      $   (3,066)       $   (4,644)    $  (8,027)      $ (13,572)
                                      =========       =========       ==========        ==========     =========       ==========

                                                                             Quarter Ended
                                                                              (unaudited)
                                  ----------------------------------------------------------------------------------------------
                                     May 3,          August 2,      November 1,      January 31,       May 2,          August 1,
                                      1997             1997            1997             1998            1998             1998
                                  ----------       ----------       ----------      ----------       ----------       ----------
Net sales.......................       100.0%           100.0%           100.0%          100.0%           100.0%           100.0%
Cost of sales...................        79.5             82.8             86.3            77.1             76.7             76.6
                                  ----------       ----------       ----------      ----------       ----------       ----------
     Gross margin...............        20.5             17.2             13.7            22.9             23.3             23.4
                                  ----------       ----------       ----------      ----------       ----------       ----------
Operating expenses:
     Marketing and sales........        92.6             42.7             57.1            65.8            103.9            157.7
     Product development........        42.1             38.6             48.5            26.0             23.0             17.3
     General and administrative.        37.4             12.7             14.7            13.0             26.7             19.1
     Depreciation and
        amortization............          --             27.7             23.1            13.9             14.9             13.3
                                  ----------       ----------       ----------      ----------       ----------       ----------
Total operating expenses........       172.1            121.7            143.4           118.7            168.5            207.4
                                  ----------       ----------       ----------      ----------       ----------       ----------
Loss before taxes...............      (151.6)          (104.5)          (129.7)          (95.8)          (145.2)          (184.0)
Benefit for income taxes........       (62.1)           (42.9)           (53.2)          (39.3)           (59.5)           (75.4)
                                  ----------       ----------       ----------      ----------       ----------       ----------
Net loss........................       (89.5)%          (61.6)%          (76.5)%         (56.5)%          (85.7)%         (108.6)%
                                  ==========       ==========       ==========      ==========       ==========       ==========


     The Company expects to experience significant fluctuations in its future quarterly operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's quarterly operating results include (i) the Company's ability to retain existing customers, attract new customers at a steady rate and maintain customer satisfaction, (ii) the Company's ability to acquire product and to manage fulfillment operations, (iii) the Company's ability to maintain gross margins in its existing business and in future product lines and markets, (iv) the development, announcement, or introduction of new sites, services and products by the Company and its competitors, (v) price competition, (vi) the level of use of the Internet and increasing consumer acceptance of the Internet for the purchase of consumer products such as those offered by the Company, (vii) the Company's ability to upgrade and develop its systems and infrastructure, (viii) the Company's ability to attract new personnel in a timely and effective manner,
(ix) the level of traffic on the Company's online bookstore, (x) the Company's ability to manage effectively its development of new business segments and markets, (xi) the Company's ability to successfully manage the integration of operations and technology of acquisitions and other business combinations, (xii) technical difficulties, system downtime or Internet brownouts, (xiii) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure, (xiv) the level of returns experienced by the Company, (xv) governmental regulation and taxation policies, (xvi) disruptions in service by common carriers due to strikes or otherwise, and (xvii) general economic conditions and economic conditions specific to the Internet, e-commerce and the book industry. Additionally, the Company expects that it will experience seasonality in its business, reflecting a combination of seasonal fluctuations in Internet usage and traditional retail seasonality patterns.

Income Taxes

     Pursuant to the Tax Sharing Agreement, for so long as Barnes & Noble retains at least an 80% voting and economic ownership interest in the Company, the operating results of the Company will be included in the consolidated tax returns of Barnes & Noble and the Company will be reimbursed for any tax benefits realized by Barnes & Noble as a result of such inclusion.

Liquidity and Capital Resources

     Net cash flows used by operating activities were $5.9 million for Fiscal Year 1997. Net cash flows used by operating activities were attributed to a $9.2 million net loss and an $11.3 million increase in prepaid expenses and other current assets, partially offset by a $9.7 million increase in accrued liabilities and $2.7 million of depreciation and amortization. Net cash flows used by operating activities were $7.5 million and $21.9 million for the 26 weeks ended August 2, 1997 and August 1, 1998, respectively. For the 26 weeks ended August 2, 1997, net cash flows used by operating activities were primarily attributed to a $1.5 million net loss and a $5.9 million increase in prepaid expenses and other current assets. For the 26 weeks ended August 1, 1998, net cash flows used by operating activities were primarily attributed to a $21.6 million net loss and a $2.6 million decrease in accrued liabilities, partially offset by $3.1 million of depreciation and amortization.

     Net cash used in investing activities of $27.5 million, $8.3 million, and $12.1 million for Fiscal Year 1997 and for the 26 weeks ended August 2, 1997 and August 1, 1998, respectively, was primarily attributed to the purchase of fixed assets.

     Net cash provided by financing activities of $33.5 million, $15.8 million and $34.0 million for Fiscal Year 1997 and for the 26 weeks ended August 2, 1997 and August 1, 1998, respectively, resulted from capital contributions from Barnes & Noble.

     On November 1, 1997, the Company and AOL formed a strategic alliance pursuant to an Interactive Marketing Agreement (the "AOL Agreement") which provides for the Company to be featured as the exclusive online book retailer within AOL's Shopping Channel. The AOL Agreement also gives the Company an extensive package of placements and visibility throughout the AOL service. In consideration of the marketing, promotion, advertising and other services AOL will provide under the AOL Agreement, the Company will pay AOL a total of $40.0 million over the term of the AOL Agreement, of which $8.0 million has been paid as of September 1, 1998, $2.5 million will be paid for the balance of the Company's fiscal year 1998, $7.5 million will be paid in the Company's fiscal year 1999 and $11.0 million will be paid in each of the Company's fiscal years 2000 and 2001. The Company expects to amortize the costs associated with the AOL Agreement over the contract term of four years.

     On July 31, 1997, the Company entered into a three-year exclusive agreement with Lycos (the "Lycos Agreement"), pursuant to which Lycos' Web site is linked to the Company's online bookstore on the Web. Under the Lycos Agreement, visitors to Lycos' Web site may readily access the Company's online bookstore on the Web, which is promoted by Lycos using content provided by the Company, for the online purchase of books and related information. The Lycos Agreement provides for the Company to pay Lycos an annual fee of $4.5 million per year through the year 2000. In addition, the Company is required to pay Lycos a percentage of all revenues received from orders initiated from the Lycos Web site to the extent that such percentage exceeds the annual fee in any given year. Pursuant to the terms of the Lycos Agreement, Lycos is obligated to offer the Company the right of first refusal to negotiate with Lycos for renewal of the Lycos Agreement.

     A 1992 Supreme Court decision confirmed that the Commerce Clause of the United States Constitution prevents a state from requiring the collection of its sales and use tax by a mail-order company unless such company has a physical presence in the state. However there continues to be uncertainty due to inconsistent application of the Supreme Court decision by state and federal courts. The Company attempts to conduct its operations with its interpretation of the applicable legal standard, but there can be no assurance that such compliance will not be challenged. In recent challenges, various states have sought to require companies to begin collection of sale and use taxes and/or pay taxes from previous sales. As of the date of this Prospectus, the Company has not received assessments from any state. The Supreme Court decision also established that Congress has the power to enact legislation which would permit states to require collection of sales and use taxes by mail-order companies. Congress has from time to time considered proposals for such legislation. The Company anticipates that any legislative change, if adopted, would be applied on a prospective basis. While there is no case law on the issue, the Company believes that this analysis would also apply to its online business. Recently several states and local jurisdictions have expressed an interest in taxing e-commerce companies who do not have any contacts with their jurisdictions other than selling products online to customers in such jurisdictions. The current administration has proposed a moratorium on new taxes or levies on e-commerce for a three-year period, and two bills are currently pending before Congress to provide such a moratorium. However, as of the date hereof, no such moratorium is in effect. Any such taxes could have an adverse effect on e-commerce, including the Company's online business. See "Risk Factors--Sales and Other Taxes."

     The Company's capital requirements depend on numerous factors, including the rate of market acceptance of the Company's online bookstore, the ability to expand the Company's customer base, the cost of upgrades to its online bookstore, the level of expenditures for sales and marketing and other factors. The timing and amount of such capital requirements cannot accurately be predicted. Additionally, the Company will continue to evaluate possible investments in businesses, products and technologies, and plans to expand its sales and marketing programs and conduct more aggressive brand promotions. Following the Offering, the Company intends to enter into an agreement with Barnes & Noble whereby Barnes & Noble will make a $100 million revolving credit facility available to the Company on terms no less favorable than the Company would receive from an unaffiliated third party. The Company believes that the net proceeds from the Offering, together with the $100 million capital contribution to be made by Barnes & Noble to the Company prior to the consummation of the Offering, the anticipated $100 million revolving credit facility from Barnes & Noble and the Company's operating revenue will be sufficient to meet anticipated cash needs for at least the next 24 months.

Year 2000

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. This "Year 2000" issue potentially affects all individuals and companies (including the Company, its customers, business partners, vendors, suppliers, service providers and banks) using computer systems.

     The Company is continuing its comprehensive evaluation of all computer systems and microprocessors to ensure that they are all Year 2000 compliant. Since the Company's systems and software are relatively new, substantially all are prepared for the year 2000.

     Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. In addition, communications are ongoing with other companies that have systems which interface with those of the Company, to determine the extent to which those companies are addressing their Year 2000 compliance.

     The Company is developing contingency plans which identify alternative vendors, suppliers and service providers in the event current vendors, suppliers or service providers suffer significant disruption as a result of Year 2000 compliance failures.

     Should some of the Company's systems not be available due to Year 2000 problems, in a reasonably likely worst case scenario, the Company may experience significant delays in its ability to perform certain functions, but does not expect an inability to perform critical functions or to otherwise conduct its business.

                                    BUSINESS

General

     barnesandnoble.com is a leading online retailer of books and information related products. Since opening its online bookstore in March 1997, the Company has sold books to over 700,000 customers in 175 countries. Exclusive distribution deals with major portal and content Web sites, such as AOL, Microsoft, Lycos, ZDNet and CNN, have extended the exposure of the Company's online bookstore. The Company has also established remote storefronts by creating links with over 25,000 affiliate Web sites. According to the Media Metrix measurement of Web site traffic for August 1998, the Company's Web site is the sixth largest shopping site and, for the first six months of 1998, one of the top 25 fastest growing Web sites in the world.

     barnesandnoble.com has created a model for e-commerce based upon a compelling value proposition. Its online bookstore offers customers an easy-to-search catalog of virtually every book in print, rich editorial content, community experience, deep discounts, secure ordering and fast delivery. It recently introduced several major enhancements to its online bookstore, including Express Lane(sm) one-click ordering, e-mail book reviews, a powerful search engine and a software superstore.

     The Company believes that its strategic relationship with Barnes & Noble provides it with the following meaningful advantages relative to other online booksellers:

     o The superior brand recognition of the Barnes & Noble trade name, which is a strong motivating factor in attracting customers, especially with regard to the post-early adopter market of consumers who have yet to make a purchase online;

     o The use of Barnes & Noble's state-of-the-art distribution center as its primary supplier enabling the Company to offer over 650,000 in-stock titles for fast delivery, which represents the largest standing inventory of any bookseller online;

     o The ability to offer such a large selection without the investment in inventory and the ongoing expense related to the management of such inventory;

     o Benefitting from a higher gross margin as the Company sources significantly less merchandise through wholesalers;

     o The enterprise value of the Barnes & Noble trade name, inclusive of its network of over 500 retail superstores, which is a strong factor in negotiating with online portal, content and media companies;

     o Access to the substantial bookselling knowledge and experience of Barnes & Noble's management; and

     o The ability to leverage Barnes & Noble's considerable experience and expertise developed in direct marketing.

     Furthermore, in addition to its relationship with Barnes & Noble, the Company believes that its distinguishing competitive advantages include barnesandnoble.com's:

     o Leading-edge online bookstore which has recently been enhanced and upgraded to include a more powerful search engine, streamlined navigation, Express Lane(sm) one-click ordering, E-nnouncements(sm) e-mail customer notification services and a "software superstore," which includes a strategic alliance with Intel;

     o Offering of the largest standing inventory and the fastest shipping on the largest number of book titles of any online bookseller;

     o Strategic marketing agreements with leading high-traffic Web sites such as those of Lycos, ZDNet, Web Crawler, Disney, The New York Times, Pathfinder, CNN and USA Today as well as its four-year agreement with AOL, pursuant to which the Company is the exclusive bookseller on AOL's online service, the single largest online channel of any kind, serving approximately 13 million members; and

     o Affiliate network of over 25,000 independent-party Web sites which contain "remote storefronts" that link users of each of these Web sites to the Company's online bookstore.

Industry Background

     E-Commerce. The new arena of e-commerce provides retailers with the opportunity to serve a rapidly growing market because consumers are increasingly accepting the Internet as an alternative shopping channel. The Internet is becoming an increasingly accepted method of purchasing goods among consumers. According to A.C. Nielsen/CommerceNet, 70 million U.S. adults (aged 16+) are now using the Internet, up from 49 million in 1997. Neilsen reports that 20 million Americans have now conducted an online e-commerce transaction and that 48 million Americans are using the Internet to make shopping decisions. The Company believes that these figures will grow substantially as Internet use becomes easier and more pleasurable through higher-speed access.

     The Internet also provides e-commerce companies with an opportunity to serve a global market. Jupiter Communications estimates that the number of Internet connected households worldwide will grow from approximately 45 million at the end of 1998 to approximately 66 million by the end of 2000. IDC estimates that the number of Web users worldwide will exceed 95 million by the end of 1998 and will grow to over 170 million users by the end of 2000.

     The Book Industry. The US book market was $25.8 billion in 1996 and is expected to grow to $31.4 billion by the year 2000, according to Veronis Suhler. According to Euromonitor, worldwide book sales were approximately $82 billion in 1996 and are expected to grow to approximately $90 billion by the year 2000. The Company's early history with non-U.S. consumers indicates that the demand for U.S. published books abroad is large and relatively untapped.

     Why the Book Industry is Well Suited for E-Commerce. The book business is well suited for e-commerce because an online bookseller has virtually unlimited shelf space and can offer consumers the convenience of browsing through a vast database of books. The use of sophisticated search engines and personalized service enables users to locate books with unparalleled convenience and speed and to get advance notice about titles in their areas of interest. Editorial content, such as, synopses, excerpts, book reviews and editorial recommendations, make for a more-educated book-buying decision. The Company believes that the presence of an online bookstore on consumers' desktops will, in and of itself, stimulate demand and expand the marketplace. Additionally, the Company believes that new technology, such as portable electronic books and print-on-demand publishing, will greatly add to the range of content that an online bookseller can offer.

Business Strategy

     barnesandnoble.com's operating strategy is to rapidly build its brand and customer base by:

     Continually Enhancing the User Experience of its Online Bookstore. The Company is committed to making every aspect of browsing and shopping on its Online Bookstore an easy and pleasurable experience. It makes continual efforts to insure that the performance metrics of its online bookstore are industry leading, especially with regard to download times and speed of search. The Company also strives to make the entire ordering process intuitive and speedy.

     Expanding the Editorial Content of its Book Database. The Company believes that quality editorial content is an important factor in choosing an online bookstore. Its goal is to have a cover scan, title synopsis, book review and excerpt for every book in its database. Furthermore, it intends to invest in exclusive editorial content that serves to distinguish its site from those of its competitors. One such example is the recently introduced microsite for The Reader's Catalog, an authoritative guide to the 40,000 best books in print, as individually selected and reviewed by an editorial board of advisors under the supervision of The New York Review of Books.

     Introducing Interactive Features that Foster a Community Built Around Books and Authors. The Company is an innovator in online author chats. Since the launch of its online bookstore, over 250 authors have participated in author chats, including Kurt Vonnegut, Frank McCourt, Esther Dyson and Anna Quindlen. The Company intends to invest in technologies that enable online chats to be a more compelling experience. It also intends to expand the number of user reviews significantly by promoting this feature more aggressively, thus making its customers part of a vibrant online book community.

     Strengthening and Expanding Strategic Alliances. The Company will continue to provide its major strategic partners with outstanding merchandising. Additionally, the Company intends to syndicate its growing proprietary editorial content causing its strategic partners to view the Company as a primary source for information about books and authors. The Company also believes that its connection to Barnes & Noble enables it to negotiate more competitively for new deals as major media and content companies highly value a connection to the entire Barnes & Noble enterprise.

     Increasing the Number of Web Sites in its Affiliate Network. The Company's affiliate network, which was launched in October 1997, currently has over 25,000 affiliates and is growing at a rate of approximately 400 affiliates per week. The Company believes that its affiliate program goes beyond that of its competitors because it pays the highest commissions and offers the best technology tools, with such features as online, real-time sales reporting.

     Expanding its Product Offering. The Company intends to become the best place to buy books online as well as the most authoritative source for information about books and authors. While its major focus is and will be selling books, the Company believes that offering complementary information products, such as magazines, software, music and videos, is a natural extension of bookselling. Furthermore, the Company believes that its entire range of technologies, inclusive of its database and search engine, automated shopping cart, Express Lane(sm) one-click ordering system and related EDI interfaces with vendors will enable it to position itself as a delivery mechanism for downloadable content, such as electronic books.

     Investing in Technologies. The Company believes that it currently utilizes a state-of-the-art interactive e- commerce platform. Nevertheless, it plans to continue to invest in technologies that improve its ability to support its future growth while offering customers the most convenient, user-friendly and secure online shopping experience possible. In particular, the Company plans to invest in technologies that serve to enhance its ability to conduct personalized one-to-one marketing.

     Leveraging its Relationship with Barnes & Noble. The Company believes that its strategic relationship with Barnes & Noble provides it with inherent advantages over strictly online booksellers, including being able to use the Barnes & Noble state-of-the-art distribution center as its primary supplier, leverage its well-respected brand name and tapping into the substantial bookselling experience of its management. The Company additionally has access to the Barnes & Noble data warehouse, which compiles consumer purchasing data from over 1,000 stores which will generate approximately $3 billion in 1998 annual sales and is the single largest repository of data about U.S. consumer book purchasing habits.

     Cross-Marketing with Barnes & Noble's Mail-Order Business. Barnes & Noble has a large direct-mail catalog business with over 400,000 customers in 107 countries and mails approximately 20 different catalogs each year. The Company includes catalogs in all packages shipped to its customers, and has found that its customers respond favorably to these catalogs. The Company plans to utilize its expertise in database marketing and data mining to develop targeted catalogs, which it believes will increase the lifetime value of its customers. The Company also promotes and will continue to promote its online bookstore throughout Barnes & Noble's mail-order catalogs, whose circulation in 1998 is expected to reach 16 million catalogs.

The barnesandnoble.com Online Bookstore

     The Company believes that the following factors make its online bookstore an easy and convenient way to shop for books:

     Large, Easily Searchable Selection. The Company's online database lists virtually every book in print, offering over one million titles from over 30,000 publishers. The Company's recently enhanced search engine and sort capabilities allow consumers to search and browse through the vast database in an intuitive and easy way, with accurate and meaningful results received on virtually every search.

     Largest Standing Inventory. The Company currently offers the largest standing inventory of books of any online bookseller. By using the Barnes & Noble distribution center as its primary supplier, the Company is able to offer the most extensive selection of titles available for immediate shipping without having to invest in large inventories. As of August 1998, the Barnes & Noble distribution center stocked over 650,000 titles. The Company believes that its approach of offering titles that are "truly available" differs from those of its competitors whose online bookstores post listings of titles that are believed to be "in print."

     Deep Discounts. The Company was the first online bookseller to introduce deep discounts. It offers most in-stock hard cover books at a 30% discount off publishers' list prices and most in-stock paperbacks at a 20% discount off publishers' list prices. The Company also offers what it believes to be the largest selection of bargain book titles with thousands of titles available at discounts up to 90% off publishers' list prices.

     Easy and Secure Ordering. barnesandnoble.com guarantees that all transactions are safe and secure. The Company has created a set of secure applications that allow customers to establish an account to store an address book, credit card information and shipping preferences. Once the account has been established, the customer can either shop the traditional e-commerce path by adding items to their shopping cart or use the Company's proprietary Express Lane(sm) one-click ordering feature.

     Fast Delivery. The Company believes that consumers will increasingly demand an assured in-stock position and fast delivery from online booksellers. It also believes that it offers the fastest delivery on the largest number of titles of any online bookseller, because the Barnes & Noble distribution center is able to provide it with immediate shipment on over 650,000 titles.

     Rich Editorial Content. barnesandnoble.com strives to provide its users with the most accurate and authoritative online database about books and authors. The Company's online database currently includes editorial content such as synopses, book reviews, author biographies and user reviews on over 500,000 titles. Included in this content are book reviews from many respected industry sources, such as The New York Times Book Review, Publisher's Weekly and Kirkus Reviews. The barnesandnoble.com Web site recently introduced a microsite featuring the highly acclaimed The Reader's Catalog, a listing of over 40,000 recommended titles, individually selected and reviewed by an editorial board under the supervision of the New York Review of Books. The Company's in-house group of editorial experts also write and commission feature articles, columns and interviews.

     Online community. The Company has introduced author chats to its online bookstore that are a natural extension of the type of community building activities pioneered in Barnes & Noble's superstores. It was the first online bookseller to introduce a regular series of real-time author chats and since going online over 250 authors from a wide variety of literary genres have participated in these events, including Kurt Vonnegut, Esther Dyson, Frank McCourt and Anna Quindlen. The Company also encourages users to write their own book reviews, contribute to literary bulletin boards and participate in online book groups.

     Personalized services. The Company's e-nnouncements program allows users to sign up for free e-mail book reviews. Users sign up by area of interest and receive monthly bulletins about new and noteworthy publications, handpicked by barnesandnoble.com editors. The Company is pursuing advanced personalization applications using collaborative filtering and other technologies and expects that it will eventually be able to provide its customers with customized "personal bookstores" based upon their expressed personal preferences and purchasing history.

     High level of customer service. The Company believes that high levels of customer service and support are critical to retain and expand its customer base. It monitors orders from the time they are placed through delivery by providing numerous points of electronic, telephonic and personal communication to its customers. The Company's customer service representatives are available seven days a week and maintain constant customer service availability via e-mail.

     The Company also currently offers magazines and software on its online bookstore, and intends to add other complementary information products, such as music and videos.

Marketing and Promotion

     Online strategic alliances. Since inception, barnesandnoble.com has aggressively pursued strategic alliances with premier online companies and high-traffic Web sites in order to drive traffic to its online bookstore. The Company believes that its connection to Barnes & Noble greatly facilitates its ability to enter into agreements with many high profile portal and content sites. The Company's largest strategic alliance is with America Online. In November 1997 it entered into a four-year agreement with AOL to be the exclusive bookseller on AOL's commercial service, which is the largest online service of any kind, serving approximately 13 million members. The Company has also entered into exclusive strategic alliances with Lycos, ZDNet, Disney, The New York Times, CNN, Pathfinder and USA Today. The Company believes that most of the valuable marketing alliances with current high-traffic Web sites have already been secured, making it difficult for new entrants to gain online market share.

     Affiliate network. In addition to securing alliances with high-traffic Web sites, barnesandnoble.com has, during the past year, established an affiliate network consisting of over 25,000 Web sites operated by third parties, whereby Web sites can earn commissions by linking users from their site to the Company's online bookstore. The Company believes that its affiliate program goes beyond that of other online booksellers by: (1) paying higher commissions; (2) enabling members to take content from the Company's online bookstore to enhance their merchandising; and (3) providing members with real-time reporting and analysis tools. The Company recently entered into an agreement with Tripod and Angelfire, two leading Internet sites that allow users to market their own home pages, enabling their significant member base to easily join the Company's affiliate network. The Company intends to add to the scope and reach of its affiliate network through such innovative programs as its recently announced "Book Benefits Network" which links non-profit Web sites to the Company's online bookstore. Book Benefit members include The New York Public Library, The Children's Defense Fund and CARE.

     Advertising. In May 1998, the Company began a comprehensive national print, radio, television and online banner campaign to significantly increase awareness of the Company's Web site. It intends to continue to advertise in each of those forms of media, allocating expenditures in relation to the effectiveness of the advertising.

     International. The Company believes that the demand for U.S. published books abroad is substantial and untapped. Its international customers have a significantly higher average order than its U.S. customers and currently represent 11.3% of the Company's net sales. These international sales have been achieved with virtually no additional advertising or marketing effort. The Company plans to increase efforts in this area, which may require international advertising and the production of customized versions of its online bookstore to suit local tastes and preferences.

Relationship with Barnes & Noble

     Distribution Center. The Company believes that its strategic alliance with Barnes & Noble provides it with inherent advantages over strictly online booksellers, therefore enabling it to operate as a low-cost producer and to provide fast shipping. Since the Company purchases most of its goods from Barnes & Noble, whose distribution center is in close proximity to the Company's fulfillment center, the Company is not burdened with the costs associated with establishing and operating its own large physical distribution center. The Company also benefits from Barnes & Noble's extensive expertise in the management of a large inventory and title base. Because Barnes & Noble purchases goods for a retail company with annual sales of approximately $3 billion, its distribution center purchases books at the maximum allowable discounts from publishers and benefits from reduced freight expense. The Barnes & Noble distribution center is able to pass those discounts to barnesandnoble.com, less nominal freight and handling costs. Furthermore, by utilizing the Barnes & Noble distribution center, the Company is able to offer the most extensive online selection of titles readily available for immediate shipping. As of August 1998, Barnes & Noble's distribution center stocked over 650,000 titles, and Barnes & Noble plans to increase title selection inventory to over 750,000 titles by the end of 1998 and to over one million titles by Spring 1999.

      Name Recognition. The Company believes that the brand name recognition of Barnes & Noble provides significant strategic advantage in the marketplace, particularly with respect to capturing a significant share of mainstream consumers who are expected to become Web users and e-commerce consumers in the coming years. With store locations in 48 states the Barnes & Noble name is seen by millions of consumers each week and the Company believes that as more mainstream consumers come online they will feel comfortable purchasing products from a brand they know and trust.

     Experience. The Company's relationship with Barnes & Noble also gives the Company access to the wealth of experience of Barnes & Noble's management, which is widely respected as among the most experienced and innovative in the bookselling industry. The Company also has access to Barnes & Noble's data warehouse, which is the industry's single largest source of U.S. consumer book buying preferences. This data offers the Company's editors a substantial amount of information to assist them in merchandising the Company's online bookstore. Additionally, the Company also plans to utilize Barnes & Noble's expertise in database marketing and data mining to develop targeted catalogs, which it believes will increase the lifetime value of its customers.

     Capital. Prior to the effectiveness of this Prospectus, all outstanding indebtedness of the Company owed to Barnes & Noble will be converted into a capital contribution by Barnes & Noble to the Company; as of August 1, 1998, that amount was $67.5 million. Barnes & Noble will contribute an additional $100 million to the Company prior to the consummation of the Offering and, following the Offering, the Company intends to enter into an agreement with Barnes & Noble whereby Barnes & Noble will make a $100 million revolving credit facility available to the Company on terms no less favorable to the Company than the Company would receive from an unaffiliated third party.

Order Fulfillment

     The Company utilizes an extensive electronic shopping network for order fulfillment, which is connected to the Barnes & Noble distribution center and various book wholesalers, including the Ingram Book Company, Baker & Taylor and Bookazine. From these sources the Company can quickly obtain approximately 900,000 different titles. Orders not filled through this network are forwarded to the Company's special order group, which places orders directly with publishers.

     Internet customer orders are processed at the Company's fulfillment center in central New Jersey which is in close proximity to the Barnes & Noble distribution center. Also located in central New Jersey are customer service personnel and the special-order group. Additionally, the Company has an in-house telemarketing center in northern New Jersey.

Technology

     The Company believes that it currently has a state-of-the-art interactive e-commerce platform, and it plans to continue to invest in technologies that will enable it to offer its customers the most convenient and user-friendly online shopping experience possible. The Company has been able to quickly establish suites of "best of breed" solutions by following a strategy of leveraging existing systems and the best demonstrated processes of Barnes & Noble, licensing existing commercial technology when available and focusing its internal development efforts on those proprietary systems necessary to provide the highest level of value and service to its customers. The overall mix of technologies and applications currently in use by the Company allow it to support a distributed, scalable and secure e-commerce environment.

     The Company uses the latest Intel-based Server Technology provided by Hewlett Packard in a fully redundant configuration to power its online bookstore, which is hosted in three separate locations. One of such locations is at AOL, and is exclusively for AOL subscribers (barnesandnoble@aol). By hosting at AOL the AOL online bookstore is optimized for performance for AOL customers. MCI is the primary host location for the online bookstore on the Web (barnesandnoble.com). In addition, another host location at the Company's corporate headquarters in New York provides additional capacity and redundancy. All hosting locations are configured with burstable bandwith to avoid any network saturation and three separate Internet service providers are used. By using a "round robin" strategy and cycling users through multiple active sites the Company has significantly reduced its exposure to downtime and service outages.

     The Company's integrated systems and tools provide functionality in the following areas:

     Title DataBase and Search Functionality. The Company has been able to establish a comprehensive and accurate book database by employing a multi-channel data sourcing strategy. The Company obtains its primary title database directly from Barnes & Noble. Weekly updates are automatically sent to the Company's servers, which utilize Microsoft SQL Server 6.5 for database management. The Company complements this primary title database content feed with data from multiple external sources and is able to programmatically evaluate data, identify inconsistencies and correct inaccuracies. The Company has also developed a powerful proprietary search engine. This software allows a user to conduct book searches using a variety of criteria, including author, title, keywords, subject area, ISBN number, book format, subject, price and a series of children's age ranges. Search results can then be sorted by user-defined sequences including "bestseller," "date published," a "Readers Catalog highly recommended book," or in alphabetical sequence.

     E-Commerce. The Company has developed its e-commerce applications using the Microsoft Site Server Architecture. Working with Microsoft, the Company has created a set of server applications that allow customers to establish an account to store an address book, credit cards and ordering preferences. A customer needs to set up an account only once. Once the account has been established the customer can either shop the traditional "e-commerce" path by adding items to their shopping cart or use the Company's proprietary Express LaneSM ordering feature to check out with just one click. Options to gift-wrap, gift message and select from a variety of shipping methods all allow customers to customize their orders.

     Community, Interactive and Personalization. The Company has established several applications to facilitate interaction with its customers. An "Auditorium," which uses Microsoft's Chat technology, is used to host real-time author chats each night on the Company's online bookstore. Personal recommendations are generated through collaborative filtering technology.

     Order Processing. The Company has created a proprietary application to expedite orders into the fulfillment process. This application has real-time connectivity to Barnes & Noble's distribution center, Ingram Book Company, Baker & Taylor, and Bookazine. In addition to immediately securing the inventory for the customer, application logic determines the best possible choice of shipping warehouse by evaluating purchase margin, postage cost and customer delivery time.

     Order Fulfillment and Customer Service. The Company has developed proprietary applications which enable it to receive product and assign it to customers based upon various ordering, handling and shipping criteria. The Company has also developed proprietary e-mail applications which are used for customer service.

     Sales Tracking and Analysis. The Company licenses technology from Be Free Inc. to support its affiliate program. This software provides sophisticated sales tracking for the members of the affiliate network with real time reporting and analysis tools. The Company has built a comprehensive data warehouse to store and analyze customer, sales and online bookstore activity data.

Competition

     Both the e-commerce market and retail bookselling business are highly competitive. Since the introduction of e- commerce to the Internet, the number of e-commerce Web sites competing for customers' attention has increased rapidly. The Company expects future competition to intensify given the relative ease with which new Web sites can be developed. The Company currently competes with numerous booksellers including other Internet-based companies, such as Amazon.com, and traditional book retailers.

     The Company believes that the primary competitive factors in e-commerce are brand recognition, site content, ease of use, price, fulfillment speed, customer support and reliability. The Company's success will depend heavily upon its ability to provide a compelling and satisfying shopping experience. Other factors that will affect the Company's success include the Company's continued ability to attract experienced marketing, technology, operations and management talent. One of the Company's main competitors has a longer online operating history and a larger existing customer base than the Company. The Company is aware that certain of its competitors have and may continue to adopt aggressive pricing and marketing strategies. Increased competition may adversely affect operating margins and result in loss of market share and a diminished brand franchise. The nature of the Internet as an electronic marketplace (which may, among other things, facilitate competitive entry and comparison shopping) may render it inherently more competitive than traditional retailing formats.

Employees

     As of September 1, 1998, the Company employed approximately 423 full- and part-time employees. The Company also employs independent contractors to perform duties in various departments, including software development, editorial and administration. The Company's employees are not represented by unions, and the Company considers its relationship with its employees to be excellent. The Company believes that its success is dependent on its ability to attract and retain qualified personnel in numerous areas, including software development. See "Risk Factors--Management of Growth."

Facilities

     The Company's principal administrative, marketing and technical facilities are located in New York, New York and total approximately 63,000 square feet. The Company's distribution and merchandising facilities, which are located in New Jersey, total approximately 100,000 square feet. The Company believes that these facilities will be sufficient to accommodate its anticipated growth over the next 12 months. The Company does not own any real estate.

Legal Proceedings

     The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management does not believe that any of these legal proceedings will have a material adverse effect on the financial condition of the Company.

                                   MANAGEMENT

Executive Officers and Directors

    Name                             Age                     Position
    ----                             ---                     --------
Leonard Riggio.....................  57       Chairman of the Board
Stephen Riggio.....................  43       Chief Executive Officer
                                              and a Director
Jeffrey Killeen....................  45       Chief Operating Officer
William F. Duffy...................  42       Vice President, Operations, Chief
                                              Financial Officer and a Director
John Kristie.......................  36       Vice President, Information
                                              Technology and a Director
Brenda Marsh.......................  44       Vice President, Merchandising
Carl Rosendorf.....................  47       Vice President, Marketing, Sales
                                              and Business Development
Michael N. Rosen...................  57       Secretary and a Director
Irene R. Miller (1)................  46       Director

--------------------------
(1)  Member of the Compensation Committee.

     Mr. Leonard Riggio has been Chairman of the Board since its inception. Mr. Riggio has been Chairman of the Board, Chief Executive Officer and a principal stockholder of Barnes & Noble since its inception in 1986. Since 1965, Mr. Riggio has been Chairman of the Board, Chief Executive Officer and the principal stockholder of B&N College. For more than the past five years, Mr. Riggio has been Chairman of the Board and a principal beneficial owner of MBS Textbook Exchange, Inc. ("MBS"), one of the nations's largest wholesalers of college textbooks. Mr. Riggio is also the principal member and sole Manager of Babbage's Etc. LLC, a national retailer of personal computer software and video games. Mr. Leonard Riggio is the brother of Mr. Stephen Riggio.

     Mr. Stephen Riggio has been Chief Executive Officer and a director of the Company since its inception. He has been Vice Chairman of Barnes & Noble since December 1997 and a director of Barnes & Noble since April 1997. Prior to that time, from February 1995 to December 1997, Mr. Riggio was Chief Operating Officer of Barnes & Noble and, from July 1993 to February 1995, he was President of B. Dalton Bookseller, Inc., a wholly-owned subsidiary of Barnes & Noble. Prior to that time, from January 1987 to February 1995, Mr. Riggio was Executive Vice President, Merchandising of Barnes & Noble. Mr. Stephen Riggio is the brother of Mr. Leonard Riggio.

     Mr. Jeffrey Killeen has been Chief Operating Officer of the Company since January 1998. Prior to that time, from 1994 to 1998, he was President and Chief Executive Officer of Pacific Bell Interactive Media, and its predecessor company, ESS Ventures, LLC, where he built At Hand, a critically acclaimed business directory and shopping services Web site. During 1993 and 1994, Mr. Killeen was President of American Insurance Services Group, a major electronic publisher serving the insurance industry. Prior to that time, Mr. Killeen had a distinguished 18-year career at the Dun & Bradstreet Corporation, where he held positions of increasing responsibility at three different Dun & Bradstreet subsidiaries. His last position there was as Senior Vice President, Marketing, Publishing and New Business Development for its Reuben H. Donnelley subsidiary, a leading publisher of Yellow Pages and related directory information services. While at Dun & Bradstreet, Mr. Killeen also played a key role in the creation and growth of two new business units, Dun's Marketing Services, a business-to-business database marketing service, and SalesNet, a computer-assisted telemarketing service.

     Mr. William F. Duffy has been Vice President, Operations, Chief Financial Officer and a director of the Company since its inception. Mr. Duffy is responsible for all of the financial matters, operations, fulfillment, and customer service of the Company. From April 1996 to January 1998, Mr. Duffy served as the Vice President of Finance and Chief Accounting Officer of Barnes & Noble. From 1994 to 1997, Mr. Duffy served as the Vice President and General Manager of Marboro, a wholly-owned subsidiary of Barnes & Noble, through which Barnes & Noble operates its mail-order catalog business, where he was responsible for all of the merchandising, marketing, management information systems, creative and fulfillment operations. From 1991 to 1993, Mr. Duffy was the Vice President of Finance for Jamesway Corporation.

     Mr. John Kristie has been Vice President, Information Technology and a director of the Company since its inception, and is responsible for the technology infrastructure and product development for the Company. His work over the past year has been highlighted in Hewlett Packard's annual report and he was awarded Web Week's Eight Who Made a Difference award in 1997 for his role in the launch of the Company's online bookstore on the Web. Mr. Kristie has spent the last 14 years developing information systems in the retail industry. From 1995 to 1997,

Mr. Kristie served as the Director of Applications Development for Barnes & Noble where he was responsible for the development of store, merchandising and financial systems. During that period, Mr. Kristie made many contributions to Barnes & Noble including an innovative inventory replenishment system based on the latest data warehouse technology by [Red Brick systems]. Prior to that time, from 1987 to 1995, Mr. Kristie served in a variety of information systems positions with progressive responsibility at Waldenbooks.

     Ms. Brenda Marsh joined the Company as Vice President, Merchandising in July 1998. From 1988 until 1997, she served first as Senior Vice President, and then President, of Sales and Market Development for the general book group of HarperCollins, where she was responsible for domestic and international sales. Previously, Ms. Marsh was Vice President of Sales at Viking Penguin, and prior to that, the Director of Sales for St. Martin's Press. She began her career in the book business as a sales representative for Columbia University Press, and Simon & Schuster. Ms. Marsh has more than 20 years of experience working in sales and marketing for the publishing industry.

     Mr. Carl Rosendorf has been Vice President, Marketing, Sales and Business Development of the Company since June 1997. Prior to that time, from November 1994 to July 1996, Mr. Rosendorf was one of the founders and President of Cybersmith, a premier Internet cafe. From 1988 to 1994, Mr. Rosendorf served as Executive Vice President of B&N College, one of the nation's largest operators of college bookstores, where he was responsible for coordinating all retail operations, including buying, merchandising, store design and construction.
Mr. Rosendorf has a career in bookselling which spans over 20 years.

     Mr. Michael N. Rosen has been Secretary and a director of the Company since its inception. Mr. Rosen has been a senior member of Robinson Silverman Pearce Aronsohn & Berman LLP, counsel to the Company, for more than the past five years. Mr. Rosen is also a director of Barnes & Noble, B&N College and MBS.

     Ms. Irene R. Miller has been a director of the Company since its inception. Ms. Miller was Chief Financial Officer of Barnes & Noble from September 1993 to June 1997 and Vice Chairman of Barnes & Noble from September 1995 to June 1997. She joined Barnes & Noble in January 1991 and held various positions until she was appointed Chief Financial Officer in 1993. From July 1986 to December 1990, Ms. Miller held various positions in the Retail Industry Group for Morgan Stanley & Co. Incorporated's Investment Banking Department, most recently as a Principal. From 1982 to 1986, she was a Vice President of Corporate Finance at Rothschild, Inc. Ms. Miller is also a director of Barnes & Noble, Oakley, Inc. and Benckiser N.V.

Additional Directors; Classes of Directors

     Prior to or immediately following the consummation of the Offering, additional independent directors who are not affiliated with the Company will be elected to the Company's Board of Directors and certain current directors, other than Leonard Riggio and Stephen Riggio, will resign from the Board of Directors.

     Prior to the consummation of the Offering, the Board of Directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Upon the expiration of the term of a class of directors, directors in such class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires.

Executive Officers

     Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until the next annual meeting of the Board of Directors or until their successors have been duly elected and qualified.

Board Committees

     Prior to or immediately following the consummation of the Offering, the Company will establish an Audit Committee of the Board of Directors which will consist solely of two or more independent directors. The Audit Committee will review, act on and report to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the Company's independent auditors and the accounting practices of the Company.

     Since its inception, the Company's Compensation Committee of the Board of Directors has consisted of Ms. Irene Miller. Prior to or following the consummation of the Offering, the Company will appoint new outside directors to the Compensation Committee of the Board of Directors and Ms. Miller will resign from such Committee. The Compensation Committee determines the salaries and incentive compensation of the officers of the Company and provides recommendations for the salaries and incentive compensation of the other employees and the consultants of the Company. The Compensation Committee also administers the Company's incentive compensation plan.

Compensation Committee Interlocks and Insider Participation

     The Company's Compensation Committee currently consists of Ms. Irene Miller, who has not been an officer or employee of the Company at any time since the Company's inception. Prior to or immediately following the consummation of the Offering, the Company will appoint new outside directors to the Compensation Committee of the Board of Directors and Ms. Miller will resign from such Committee. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee except that Leonard Riggio, the Company's Chairman of the Board, is also the Chairman of the Board of Barnes and Noble, and Stephen Riggio, the Company's Chief Executive Officer and a director, is also the Vice Chairman and a director of Barnes & Noble. In addition, Irene Miller and
Michael Rosen, who are each directors of the Company, are also members of the Board of Directors of Barnes & Noble.

Compensation of Directors

     Directors who are not employees or officers of the Company are expected to receive compensation in form and amounts to be determined. In addition all directors are reimbursed for certain expenses in connection with attendance at Board of Directors and committee meetings. Other than with respect to reimbursement of expenses, directors who are employees or officers of the Company do not receive additional compensation for service as a director. Prior to or immediately following the consummation of the Offering, the Company will appoint new outside directors to the Compensation Committee of the Board of Directors and Ms. Miller will resign from such Committee.

Limitation of Liability and Indemnification Matters

     The Company has included in its Amended Certificate provisions to indemnify its directors and officers to the extent permitted by Delaware law. The Amended Certificate also includes provisions to eliminate the personal liability of its directors and officers to the Company and its stockholders to the fullest extent permitted by Delaware law. Under current law, such exculpation would extend to an officer's or director's breaches of fiduciary duty, except for (i) breaches of such person's duty of loyalty, (ii) those instances where such person is found not to have acted in good faith, (iii) those instances where such person received an improper personal benefit as the result of such breach and (iv) acts in violation of Section 174 of the Delaware General Corporation Law.

     The Company's Amended By-laws provide that the Company will indemnify its directors, officers and employees against judgments, fines, amounts paid in settlement and reasonable expenses.

Executive Compensation

     The following table summarizes the compensation paid or accrued by the Company, for services rendered to the Company during Fiscal Year 1997, to the Company's Chief Executive Officer and the Company's three other most highly compensated executive officers (collectively, the "Named Executive Officers"). The Company did not pay or accrue compensation in excess of $100,000 to any other executive officer of the Company in Fiscal Year 1997. The Company did not grant any restricted stock awards or stock appreciation rights or make any long-term incentive plan payouts during Fiscal Year 1997.

                  Summary Compensation Table

                                                       Annual Compensation
                                                   --------------------------
  Name and Principal Positions                     Salary($)         Bonus($)
  ----------------------------                     ---------         --------
Stephen Riggio..................................
Chief Executive Officer

Jeffrey Killeen.................................
Chief Operating Officer

John Kristie....................................
Vice President, Information Technology

Carl Rosendorf..................................
Vice President, Marketing, Sales and Business
Development

1998 Incentive Plan

     General. The Company's 1998 Incentive Plan (the "1998 Incentive Plan") provides that options to acquire shares of Class A Common Stock ("Shares") may be granted to key officers, employees, consultants, advisors and directors of the Company or any of its subsidiaries or affiliates as shall be selected from time to time by a committee of not fewer than two Directors of the Company, as designated by the Board of Directors. The purpose of the 1998 Incentive Plan is to assist the Company in attracting and retaining selected individuals to serve as directors, officers, consultants, advisors and employees of the Company who will contribute to the Company's success and to achieve long-term objectives which will inure to the benefit of all stockholders of the Company through the additional incentive inherent in the ownership of the Common Stock. Awards under the 1998 Incentive Plan may take the form of stock options ("Options"), including corresponding share appreciation rights ("SARs") and reload options, restricted stock awards and stock purchase awards.

     Share Authorization. The maximum number of Shares that may be the subject of awards under the 1998 Incentive Plan is _________ Shares and in any given year, the maximum number of Shares with respect to which Options or SARs may be granted to any employee is _______ Shares. Shares covered by any unexercised portions of terminated Options, Shares forfeited by participants and Shares subject to any awards that are otherwise surrendered by a participant without receiving any payment or other benefit with respect thereto may again be subject to new awards under the 1998 Incentive Plan. In the event the purchase price of an Option is paid in whole or in part through the delivery of Shares, the number of Shares issuable in connection with the exercise of the Option shall not again be available for the grant of awards under the 1998 Incentive Plan. Shares subject to Options, or portions thereof, with respect to which SARs are exercised, are not again available for the grant of awards under the 1998 Incentive Plan.

The Shares to be issued or delivered under the 1998 Incentive Plan are authorized and unissued Shares, or issued Shares that have been acquired by the Company, or both.

     1998 Incentive Plan Administration. The 1998 Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Committee"). The Board of Directors may remove from, add members to, or fill vacancies in the Committee. The Committee is authorized, subject to the provisions of the 1998 Incentive Plan, to establish such rules and regulations as it may deem appropriate for the conduct of meetings and proper administration of the 1998 Incentive Plan. Subject to the provisions of the 1998 Incentive Plan, the Committee shall have authority, in its sole discretion, to grant awards under the 1998 Incentive Plan, to interpret the provisions of the 1998 Incentive Plan and, subject to the requirements of applicable law, to prescribe, amend, and rescind rules and regulations relating to the 1998 Incentive Plan or any award thereunder as it may deem necessary or advisable.

     Options. "Incentive Stock Options" meeting requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and "Nonqualified Stock Options" that do not meet such requirements are both available for grant under the 1998 Incentive Plan. The term of each Option will be determined by the Committee, but no Option will be exercisable prior to six months from the date of grant or more than ten years after the date of grant (except in the case of Options that are nonqualified Stock Options, where the Committee can specify a longer period). Options may also be subject to restrictions on exercise, such as exercise in periodic installments, as determined by the Committee. In general, the exercise price for Incentive Options must be at least equal to 100% of the fair market value of the Shares on the date of the grant and the exercise price for Nonqualified Stock Options will be determined by the Committee at the time of the grant. The exercise price can be paid in cash, or if approved by the Committee, by tendering Shares owned by the participant. Options are not transferable except by will or the laws of descent and distribution and may generally be exercised only by the participant (or his guardian or legal representative) during his or her lifetime, provided, however, the Nonqualified Stock Options may, under certain circumstances, be transferable to family members and trusts for the benefit of the participant or his family members.

     Share Appreciation Rights. The 1998 Incentive Plan provides that SARs may be granted in connection with the grant of Options. Each SAR must be associated with a specific Option and must be granted at the time of grant of such Option. A SAR is exercisable only to the extent the related Option is exercisable. Upon the exercise of a SAR, the recipient is entitled to receive from the Company, without the payment of any cash (except for any applicable withholding taxes), up to, but no more than, an amount in cash or Shares equal to the excess of (A) the fair market value of one Share on the date of such exercise over (B) the exercise price of any related Option, multiplied by the number of Shares in respect of which such SAR shall have been exercised. Upon the exercise of a SAR, the related Option, or the portion thereof in respect of which such SAR is exercised, will terminate. Upon the exercise of an Option granted in tandem with a SAR, such tandem SAR will terminate.

     Reload Options. The Committee may grant, concurrently with the award of any Option (an "Underlying Option"), a reload option (a "Reload Option") to such participant to purchase for cash or Shares a number of Shares equal to the number of Shares delivered by the participant to the Company to exercise the Underlying Option. Although an Underlying Option may be an Incentive Stock Option, a Reload Option is not intended to qualify as an Incentive Stock Option. A Reload Option will have the same expiration date as the Underlying Option and an exercise price equal to the fair market value of the Shares on the date of grant of the Reload Option. A Reload Option is exercisable six months from the date of grant. A Reload Option permits a participant to retain the potential Share appreciation in the number of already-owned Shares that are used to exercise an Underlying Option. Retention of such potential appreciation is accomplished by granting options for the number of Shares used to pay the exercise price of the Underlying Option. In this way, Reload Options provide a participant with the opportunity to build up ownership of Shares covered by an Underlying Option earlier during the Option term than through a single exercise at or near the end of the Option term.

     Restricted Stock. The Company may award restricted Shares under the 1998 Incentive Plan. Such a grant gives a participant the right to receive Shares subject to a risk of forfeiture based upon certain conditions. The forfeiture restrictions on the Shares may be based upon performance standards, length of service or other criteria as the Committee may determine. Until all restrictions are satisfied, lapsed or waived, the Company will maintain custody over the restricted Shares but the participant will be able to vote the Shares and will be entitled to all distributions paid with respect to the Shares, as provided by the Committee. During such restrictive period, the restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered. Upon termination of employment, the participant forfeits the right to the Shares to the extent the applicable performance standards, length of service requirements, or other measurement criteria have not been met.

     Stock Purchase Awards. The 1998 Incentive Plan also permits the grant of stock purchase awards. Participants who are granted a stock purchase award are provided with a stock purchase loan to enable them to pay the purchase price for the Shares acquired pursuant to the award. A stock purchase loan will have a term of years to be determined by the Committee. The purchase price of Shares acquired with a stock purchase loan is the price equal to the fair market value on the date of the award. The 1998 Incentive Plan provides that up to 100% of the stock purchase loan may be forgiven over the loan term subject to such terms and conditions as the Committee shall determine, provided that the participant has not resigned as an employee of the Company. At the end of the loan term, the unpaid balance of the stock purchase loan will be due and payable. The interest rate on a stock purchase loan will be determined by the Committee. Stock purchase loans will be secured by a pledge to the Company of the Shares purchased pursuant to the stock purchase award and such loans will be recourse or non-recourse to a participant, as determined from time to time by the Committee.

     Antidilution Provisions. The number of Shares authorized to be issued under the 1998 Incentive Plan and subject to outstanding awards (and the grant or exercise price thereof) may be adjusted to prevent dilution or enlargement of rights in the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities, the issuance of warrants or other rights to purchase Shares or other securities, or other similar capitalization change.

     Change in Control. Upon the occurrence of a change in control of the Company, all Options and related SARs may become immediately exercisable, the restricted Shares may fully vest and stock purchase loans may be forgiven in full.

     Termination and Amendment. The 1998 Incentive Plan will terminate by its terms and without any action by the Board of Directors in 2008. No awards may be made after that date. Awards outstanding on such termination date will remain valid in accordance with their terms.

     The Committee may amend or alter the terms of awards under the 1998 Incentive Plan, including to provide for the forgiveness in whole or in part of stock purchase loans, the release of the Shares securing such loans or the termination or modification of the vesting or performance provisions of the grants of restricted Shares, but no such action shall in any way impair the rights of a participant under any award, without such participant's consent.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock as of the date of this Prospectus by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) the Named Executive Officers, and (iv) all current executive officers and directors as a group.

                                                           Percentage of Shares                       Percentage of
                                                             Beneficially Owned                        Voting Power
Name and Address               Numbers of Shares       ---------------------------------    -----------------------------------
of Beneficial Owner           Beneficially Owned(1)    Before Offering    After Offering      Before Offering    After Offering
-------------------           ---------------------    ---------------    --------------      ---------------    --------------
Barnes & Noble, Inc.......                    (2)
122 Fifth Avenue
New York, NY 10011

Leonard Riggio(3).........

Stephen Riggio............

Jeffrey Killeen...........

William F. Duffy..........

John Kristie..............

Carl Rosendorf............

Irene R. Miller...........

Michael N. Rosen..........

All current executive officers
   and directors as a group
   (___ persons)(___)

------------------
*  Represents less than 1% of the Company's outstanding Common Stock.

(1) Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of Common Stock subject to options that are currently exercisable or exercisable within 60 days of the date of this Prospectus are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Represents shares of Class B Common Stock owned by Holdings, which is a wholly-owned subsidiary of Barnes & Noble. See "Description of Capital Stock."

(3) Mr. Riggio beneficially owns approximately 23.8% of the common stock of Barnes & Noble, which will, following the Offering, beneficially own approximately ___% of the voting power of the Common Stock.

                    CERTAIN TRANSACTIONS WITH BARNES & NOBLE

Income Taxes

     In accordance with the terms of the Tax Sharing Agreement, the Company is reimbursed for any income tax benefits which Barnes & Noble receives by including the Company in its U.S. consolidated income tax returns for as long as Barnes & Noble retains at least an 80% voting and economic ownership interest in the Company. Conversely, the Company would reimburse Barnes & Noble for its share of any tax liability recorded by the Company. Such payment or receipt is calculated based upon a comparison of the tax calculations including and excluding the Company. Additionally, the Tax-Sharing Agreement provides for the payment of taxes and entitlement to tax refunds for periods prior to the Offering.

     Barnes & Noble is a common parent of an affiliated group of companies within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Such section of the Code requires that Barnes & Noble own at least an 80% voting and economic ownership interest in the Company to continue to include the Company in its U.S. consolidated income tax returns. The Company believes that, for the foreseeable future, it will continue to be able to receive a tax benefit from Barnes & Noble equal to the benefit which Barnes & Noble will receive on its U.S. consolidated income tax returns.

Certain Relationships

     Through its distribution facilities, Barnes & Noble accounted for approximately 34.8% of the Company's purchases during 1997 and approximately 56.8% of the Company's purchases for the 26 weeks ended August 1, 1998. The Company expects to continue to source most of its merchandise through Barnes & Noble in the future. Barnes & Noble charges the Company the costs associated with such purchases, including cost of freight, handling and other costs incurred by Barnes & Noble in connection with providing such inventory. Prior to the consummation of the Offering, the Company will enter into the Supply Agreement with Barnes & Noble pursuant to which Barnes & Noble will agree to continue to supply products to the Company on the current terms. The Company believes that such terms are more favorable than terms at which the Company otherwise would be able to make such purchases on its own. The Supply Agreement may be terminated by the Company at any time on 30 days' notice, and may be terminated by Barnes & Noble, on 90 days' notice, at any time after the earlier of (i) the tenth anniversary of the date of this Prospectus, or (ii) a "change in control" of the Company. "Change in Control" is defined as the occurrence of any of the following: (a) at any time Barnes & Noble no longer beneficially owns a majority (by vote) of the Common Stock, a majority of the members of the Board of Directors of the Company are no longer composed of: (i) individuals who are members of the Board of Directors on the date of this Prospectus, (ii) individuals whose election or nomination to the Board of Directors was approved by individuals referred to in the preceding clause (i) constituting at the time of such election or nomination at least a majority of the Board of Directors, or
(iii) individuals whose election or nomination to the Board of Directors was approved by individuals referred to in the preceding clauses (i) and (ii) constituting at the time of such election or nomination at least a majority of the Board of Directors; or (b) any person (or any two or more persons that are deemed to be a "group" under Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) acquiring, directly or indirectly, effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of more than 25% (by vote) of the outstanding Common Stock and no other person or group has a greater beneficial interest in the outstanding Common Stock.

     The Company has entered into the License Agreement, pursuant to which it has been granted a perpetual, exclusive license to use the Barnes & Noble name and trademark in its operations (excluding sales of college textbooks). The License is not revokable unless the Company is in default or there is a "change in control" (as defined above) of the Company. The Company pays B&N College an annual fee of $50,000 for the License.

     The Company also licenses from Barnes & Noble, for an annual fee of $50,000 the right to use Barnes & Noble's title database, inventory sourcing and special order software, customer lists and demographic information. The license agreement renews annually unless terminated by either party on at least 90 days written notice prior to the commencement of the renewal year.

     As a subsidiary of Barnes & Noble, the Company receives various services from Barnes & Noble and its subsidiaries including, among others, services for payroll processing, benefits administration, insurance (property and casualty, medical, dental and life), tax, merchandising, traffic, fulfillment and telecommunications. In accordance with the terms of the Services Agreements, the Company has paid, and expects to continue to pay, fees to Barnes & Noble and its subsidiaries in an amount equal to 105% of the Company's proportionate share of the costs of such services. In the opinion of management, these allocations were made on a reasonable and consistent basis; however, they are not necessarily indicative of, and it is not practicable for management to estimate, the level of expenses which might have been incurred had the Company been operating as a separate, stand-alone company.

                                RECAPITALIZATION

     As of September 1, 1998, barnesandnoble.com is a wholly-owned subsidiary of Barnes & Noble. Prior to the consummation of the Offering: (i) Barnes & Noble will establish barnesandnoble.com Holdings Corp. ("Holdings") as a wholly-owned Delaware subsidiary; and (ii) Holdings will establish barnesandnoble.com Merger Corp.

("b&n.com Merger Corp.") as a wholly-owned Delaware subsidiary. Following the establishment of these new companies, and prior to the effectiveness of this Prospectus, barnesandnoble.com will be merged into b&n.com Merger Corp., which will be the surviving corporation and will change its name to barnesandnoble.com inc. Therefore, prior to the effectiveness of this Prospectus, barnesandnoble.com will be a wholly-owned subsidiary of Holdings, which will be a wholly-owned subsidiary of Barnes & Noble. In addition, prior to the effectiveness of this Prospectus, all outstanding indebtedness of the Company owed to Barnes & Noble will be converted into a capital contribution; as of August 1, 1998, that amount was $67.5 million. (The foregoing events are collectively referred to in this Prospectus as the "Recapitalization.")

     In addition to the Recapitalization, Barnes & Noble will contribute an additional $100 million to the Company prior to the consummation of the Offering and, following the Offering, the Company intends to enter into an agreement with Barnes & Noble whereby Barnes & Noble will make a $100 million revolving credit facility available to the Company on terms no less favorable to the Company than the Company would receive from an unaffiliated third party.

                          DESCRIPTION OF CAPITAL STOCK

General

     The following description of the capital stock of the Company and certain provisions of the Company's Amended Certificate, and the Amended By-laws, each of which will be in effect prior to the date of this Prospectus, are summaries thereof and are qualified by reference to the Amended Certificate and the Amended By-laws, copies of which have been filed with the Commission as exhibits to the Company's Registration Statement, of which this Prospectus forms a part.

     The authorized capital stock of the Company consists of ___________ shares of Class A Common Stock, par value $.01 per share, _______ shares of Class B Common Stock, par value $.01 per share and 5,000,000 shares of Preferred Stock, par value $.01 per share.

Common Stock

     As of September 1, 1998, there were __________ shares of Class B Common Stock outstanding and held of record by one stockholder, Holdings, a wholly-owned subsidiary of Barnes & Noble. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the shares of Class A Common Stock offered by the Company hereby, there will be shares of Common Stock outstanding upon the closing of the Offering.

     Voting Rights. The holders of Class A Common Stock and Class B Common Stock generally have identical rights, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by stockholders. Holders of shares of Class A Common Stock and Class B Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding Preferred Stock, amendments to the Amended Charter must be approved by a majority of the combined voting power of all of Class A Common Stock and Class B Common Stock, voting together as a single class. However, amendments to the Company's Amended Charter that would alter or change the powers, preferences or special rights of the Class A Common Stock or the Class B Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to the Company's Restated Certificate of

Incorporation to increase or decrease the authorized shares of any class shall be approved upon the affirmative vote of the holders of a majority of the Common Stock, voting together as a single class.

     Dividends. Holders of Class A Common Stock and Class B Common Stock will share ratably in any dividend declared by the board of directors, subject to any preferential rights of any outstanding Preferred Stock. Dividends consisting of shares of Class A Common Stock and Class B Common Stock may be paid only as follows: (i) shares of Class A Common Stock may be paid only to holders of shares of Class A Common Stock, and shares of Class B Common Stock may be paid only to holders of Class B Common Stock; and (ii) shares shall be paid proportionally with respect to each outstanding share of Class A and Class B Common Stock. The Company may not subdivide or combine shares of either class of Common Stock without at the same time proportionally subdividing or combining shares of the other class.

     Conversion. Each share of Class B Common Stock is convertible at the option of the holder thereof into one share of Class A Common Stock. Following the occurrence of a Tax-Free Spin-Off of the Company ("Tax-Free Spin-Off"), if any, shares of Class B Common Stock shall not be convertible into shares of Class A Common Stock at the option of the holder thereof.

     Any shares of Class B Common Stock transferred to a person other than Barnes & Noble or any of its subsidiaries (except a "Strategic Alliance Partner," as defined below) shall automatically convert to shares of Class A Common Stock upon such disposition. A "Strategic Alliance Partner" shall mean any entity, or group of affiliated entities, acquiring Class B Common Stock constituting, in the aggregate, at least 10% of the outstanding Common Stock and which, in the good faith determination of the Company's Board of Directors as determined, prior to such acquisition, is considered to constitute a strategic alliance in the best interests of the Company's business and stockholders. Shares of Class B Common Stock transferred to stockholders of Barnes & Noble as a dividend intended to be a Tax-Free Spin-Off shall not convert to shares of Class A Common Stock upon the occurrence of a Tax-Free Spin-Off. Following a Tax-Free Spin- Off, shares of Class B Common Stock shall be transferable as Class B Common Stock, subject to applicable laws; provided, however, that shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on the fifth anniversary of the Tax-Free Spin-Off, unless prior to such Tax-Free Spin-Off, Barnes & Noble delivers to the Company an opinion of counsel reasonably satisfactory to the Company to the effect that such conversion could preclude Barnes & Noble from obtaining a favorable ruling from the Internal Revenue Service that the distribution would be a Tax-Free Spin-Off. If such an opinion is received, approval of such conversion shall be submitted to a vote of the holders of the Common Stock as soon as practicable after the fifth anniversary of the Tax- Free Spin-Off unless Barnes & Noble delivers to the Company an opinion of counsel reasonably satisfactory to the Company prior to such anniversary that such vote could adversely affect the status of the Tax-Free Spin-Off. Approval of such conversion will require the affirmative vote of the holders of a majority of the shares of both the Class A Common Stock and Class B Common Stock present and voting, voting together as a single class, with each share entitled to one vote for such purpose. No assurance can be given that such conversion would be consummated. The requirement to submit such conversion to a vote of the holders of Common Stock is intended to ensure tax treatment of the Tax-Free Spin-Off is preserved should the Internal Revenue Service challenge such automatic conversion as violating the 80% vote requirement. Barnes & Noble has no current plans with respect to a Tax-Free Spin-Off of the Company.

     All shares of the Class B Common Stock shall automatically convert into Class A Common Stock if a Tax-Free Spin-Off has not occurred and the number of outstanding shares of Class B Common Stock beneficially owned by Barnes & Noble falls below 20% of the aggregate number of outstanding shares of Common Stock. This will prevent Barnes & Noble from decreasing its economic interest in the Company to less than 20% while still retaining control of more than 80% of the Company's voting power. Automatic conversion of the Class B Common Stock into Class A Common Stock if a Tax-Free Spin-Off has not occurred and Barnes & Noble decreases its economic interest in the Company to less than 20% is intended to ensure that Barnes & Noble retains voting control by virtue of its ownership of Class B Common Stock only if it has a substantial economic interest in the Company. All conversions will be effected on a share-for-share basis.

     Other Rights. In the event of any merger or consolidation of the Company with or into another company in connection with which shares of Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of Common Stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

     On liquidation, dissolution or winding up of the Company, after payment in full of the amounts required to be paid to holders of Preferred Stock, if any, all holders of Common Stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of Common Stock.

     No shares of either class of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock.

     Upon consummation of the Offering, all the outstanding shares of Class A Common Stock and Class B Common Stock will be legally issued, fully paid and nonassessable.

Preferred Stock

     Upon the closing of the Offering, the Board of Directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Upon the closing of the Offering, there will be no shares of Preferred Stock outstanding. The Company has no present plans to issue any shares of Preferred Stock. See " -- Anti-Takeover Effects of Certain Provisions of Delaware Law and the Company's Amended Certificate and Amended By-laws."

Options

     Prior to the closing of the Offering, options to purchase a total of ______ shares ("Option Shares") of Class A Common Stock will be outstanding, approximately ________ of which are subject to lock-up agreements entered into with the Underwriters. Beginning ________ days after the date of this Prospectus, approximately _______ Option Shares which are not subject to lock-up agreements will be eligible for sale in reliance on Rule 701 promulgated under the Securities Act. The total number of shares of Class A Common Stock that may be subject to the granting of options under the 1998 Incentive Plan shall be equal to ________ shares of Common Stock. See "Management --1998 Incentive Plan" and "Shares Eligible for Future Sale."

Anti-Takeover Effects of Certain Provisions of Delaware Law and the Amended Certificate and Amended By-laws

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (as amended from time to time, the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, fifteen percent (15%) or more of the corporation's voting stock. The restrictions in this statute would not apply to a "business combination" with Barnes & Noble or any of its subsidiaries. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

     In addition, certain provisions of the Amended Certificate and Amended By-laws, which provisions will be in effect prior to the closing of the Offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board of Directors

     The Company's Board of Directors will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. These provisions, when coupled with the provision of the Amended Certificate authorizing the Board of Directors to fill vacant directorships or increase the size of the Board of Directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

Special Meeting of Stockholders

     The Amended Certificate provides that special meetings of stockholders of the Company may be called only by the Chairman of the Board of Directors or a majority of the Board of Directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

     The Amended By-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company, not less than 120 days nor more than 150 days prior to the first anniversary of the date of the Company's notice of annual meeting provided with respect to the previous year's annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than or 60 calendar days after such anniversary, notice by the stockholder, to be timely, must be so received not more than 90 days nor later than the later of
(i) 60 days prior to the annual meeting of stockholders or (ii) the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders' or made public, whichever first occurs. The Amended By-laws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares

     The authorized but unissued shares of Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

     The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Following the offering, Holdings, as the beneficial owner of approximately ___% of the voting power of the outstanding Common Stock, will, on its own, be able to cause the Company to amend its Amended Certificate and Amended By-laws.

Transfer Agent and Registrar

     The transfer agent and registrar for the Common Stock is _________________, New York, New York.


                         SHARES ELIGIBLE FOR FUTURE SALE

     The sale of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock. In addition, any such sale or perception could make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon consummation of the Offering, the Company will have a total of _____ shares of Common Stock outstanding, of which the ______ shares of Class A Common Stock sold in the Offering will be freely tradable, and of which ______ shares of Class B Common Stock will be "restricted" securities within the meaning of Rule 144 under the Securities Act. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis at the option of the holder of the Class B Common Stock. Any shares of Class A Common Stock into which the shares of Class B Common Stock have been converted will also be "restricted" securities within the meaning of Rule 144 under the Securities Act. Additionally, the Company has granted options to certain directors and officers and employees of the Company to purchase an aggregate of _______ shares of Class A Common Stock. The Company and certain officers, directors and Barnes & Noble, the Company's principal stockholder, who hold an aggregate of ______ shares of Common Stock and options to purchase ______ shares of Class A Common Stock, have agreed that they will not without the prior written consent of the representatives of the Underwriters, directly or indirectly offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any other equity security of the Company, or any securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, Common Stock or any other equity security of the Company, or enter into any agreement to do any of the foregoing, for a period of 180 days from the date of this Prospectus. As a result of the foregoing, _____ shares of Class A Common Stock reserved for issuance upon the exercise of outstanding stock options or the conversion of Class B Common Stock will become eligible for resale following such 180-day period, subject to such additional restrictions to the extent applicable and subject to Rule 144. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sales, will have on the market price of the Class A Common Stock from time to time or the Company's ability to raise capital through an offering of its equity securities.

     Holdings and the Company have agreed, subject to certain limited exceptions, not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives. See "Underwriting."

     It is anticipated that a Registration Statement on Form S-8 covering the Class A Common Stock that may be issued pursuant to the options granted under the 1998 Incentive Plan will be filed after the consummation of this Offering. The shares of Class A Common Stock issued pursuant to the Form S-8 Registration Statement generally may be resold in the public market without restriction or limitation, except in the case of affiliates of the Company who generally may only resell such shares in accordance with the provisions of Rule 144, other than the holding period requirement.

                        VALIDITY OF CLASS A COMMON STOCK

     The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104 and for the Underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Michael N. Rosen, Secretary and a director of barnesandnoble.com, is a senior member of Robinson Silverman Pearce Aronsohn & Berman LLP.

                                     EXPERTS

     The financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933 (herein together with all amendments and exhibits thereto referred to as the "Registration Statement"), of which this Prospectus forms a part, with respect to the Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained in this Prospectus as to the contents of any agreement or other document are not necessarily complete, and in each instance, reference is made to the copy of such agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Upon completion of the Offering, the Company will be required to file annual, quarterly and other information with the Commission. A copy of the Registration Statement and any other documents filed with the Commission may be inspected without charge at the Commission's principal office in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Registration Statement and certain other filings made with the Commission through its Electronic Data Gathering Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's Web site located at http://www.sec.gov. The Registration Statement has been filed with the Commission through EDGAR. Information concerning the Company is also available for inspection at the offices of Nasdaq, 1735 K Street, NW, Washington, D.C., 20006-1500.

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants.....................   F-2
Balance Sheets.........................................................   F-3
Statements of Operations...............................................   F-4
Statements of Changes in Stockholders' Equity..........................   F-5
Statements of Cash Flows...............................................   F-6
Notes to Financial Statements..........................................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors:

[The following is the form of opinion we will be in a position to issue upon the consummation of the Recapitalization as defined and described in Note 10 of the financial statements.]

     We have audited the accompanying balance sheet of barnesandnoble.com inc. (a Delaware corporation) as of January 31, 1998, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of barnesandnoble.com inc. as of January 31, 1998 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                     /s/ BDO SEIDMAN, LLP
                                                     BDO SEIDMAN, LLP

New York, New York
March 10, 1998 (except for
the Recapitalization as defined and described in Note 10, which is as of ________, 1998)
                             barnesandnoble.com inc.
                                 BALANCE SHEETS

                (in thousands of dollars, except per share data)

                                                                        January 31,       August 1,
                                                                           1998             1998
                                                                        -----------       -----------
                                                                                         (unaudited)
ASSETS
Current assets:
   Receivables, net                                                     $      347        $     712
   Merchandise inventories                                                     525              634
   Prepaid expenses and other current assets                                11,325           11,074
                                                                           -------           ------
    Total current assets                                                    12,197           12,420
                                                                           -------           ------
Fixed assets, net                                                           24,782           31,418
Other noncurrent assets                                                         97            2,338
                                                                         ----------       ----------
    Total assets                                                        $   37,076        $  46,176
                                                                         ==========       ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
   Accounts payable                                                        $ 2,614          $ 1,957
   Accrued liabilities                                                       9,654            7,007
                                                                         ----------       ----------
       Total current liabilities                                            12,268            8,964
                                                                         ----------       ----------
Deferred taxes                                                                 584              584

Stockholder's equity:
   Common Stock Series A; $0.01 par value;
       _______ shares authorized; none issued
       and outstanding                                                          --               --
   Common Stock Series B; $0.01 par value;
       _______ shares authorized; _________ shares
       issued and outstanding
   Additional paid-in capital                                               33,456           67,459
   Accumulated deficit                                                      (9,232)         (30,831)
                                                                         ----------       ----------
         Total stockholder's equity                                         24,224           36,628
                                                                         ----------       ----------
Commitments and contingencies
    Total liabilities and                                                ----------       ----------
         stockholder's equity                                            $  37,076        $  46,176
                                                                         ==========       ==========


See accompanying notes to financial statements.

                             barnesandnoble.com inc.
                            STATEMENTS OF OPERATIONS

                (in thousands of dollars, except per share data)

                                                                                     26 weeks
                                                                                       ended
                                                                           ----------------------------
                                                                                    (unaudited)
                                                         Fiscal Year       August 2,          August 1,
                                                            1997             1997               1998
                                                        ---------         ----------         ----------
Net sales                                                $  14,601        $    2,383         $   21,870
Cost of sales                                               11,752             1,966             16,759
                                                         ---------         ----------        ----------
Gross profit                                                 2,849               417              5,111
                                                         ---------         ----------        ----------
Operating expenses:
    Marketing and sales                                      8,807             1,113             29,446
    Product development                                      5,009               926              4,319
    General and administrative                               2,010               350              4,895
    Depreciation and amortization                            2,670               608              3,058
                                                         ---------         ----------        ----------
     Total operating expenses                               18,496             2,997             41,718
                                                         ---------         ----------        ----------
     Loss before taxes                                     (15,647)           (2,580)           (36,607)

Benefit for income taxes                                    (6,415)           (1,058)           (15,008)
                                                         ---------         ----------        ----------
Net loss                                                 $  (9,232)        $  (1,522)        $  (21,599)
                                                         =========         ==========        ==========

Basic and diluted net loss per share
Basic and diluted weighted average
    shares outstanding

See accompanying notes to financial statements.

                             barnesandnoble.com inc.
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                            (in thousands of dollars)

                                                                        Additional
                                                          Common         paid-in       Accumulated
                                                           stock         capital         deficit          Total
                                                           -----         -------         -------          -----
Balance February 1, 1997                              $       -         $      -       $      -        $      -

Net loss for Fiscal Year 1997                                 -                -         (9,232)         (9,232)
Capital contribution from Barnes &
    Noble, Inc., net                                          -           33,456              -          33,456
                                                      ---------         --------       --------        --------
Balance January 31, 1998                                      -           33,456         (9,232)         24,224

Net loss for the 26 weeks ended
    August 1, 1998 (unaudited)                                -                -        (21,599)        (21,599)
Capital contribution from Barnes &
    Noble, Inc., net (unaudited)                              -           34,003              -          34,003
                                                      ---------         --------       --------        --------
Balance August 1, 1998 (unaudited)                    $       -         $ 67,459       $(30,831)       $ 36,628
                                                      =========         ========       ========        ========


See accompanying notes to financial statements.

                             barnesandnoble.com inc.
                            STATEMENTS OF CASH FLOWS
                            (in thousands of dollars)

                                                                                           26 weeks
                                                                                             ended
                                                                                ------------------------------
                                                                                          (unaudited)

                                                            Fiscal Year            August 2,         August 1,
                                                               1997                 1997              1998
                                                            ---------            --------         ---------
Cash flows from operating activities:

Net loss                                                    $  (9,232)           $ (1,522)        $ (21,599)

Adjustments to reconcile net loss to net cash flows from operating activities:

Depreciation and amortization                                   2,670                 608             3,058
Loss on sale of fixed assets                                        -                   -               205
Increase in receivables, net                                    (347)                (900)             (365)
Increase in merchandise inventories                             (525)                (513)             (109)
(Increase) decrease in prepaid expenses and
      other current assets                                   (11,325)              (5,877)              251
Increase (decrease) in accounts payable                         2,614                 671              (657)
Increase (decrease) in accrued liabilities                      9,654                  28            (2,647)
Net change in deferred taxes                                      584                   -                 -
                                                            ---------            --------         ---------
Net cash flows from operating activities                      (5,907)              (7,505)          (21,863)
                                                            ---------            --------         ---------
Cash flows from investing activities:

Purchases of fixed assets                                    (27,452)              (8,278)          (10,094)
Proceeds from sale of fixed assets                                  -                   -               200
Increase in other noncurrent assets                              (97)                  (8)           (2,246)
                                                            ---------            --------         ---------
Net cash flows from investment activities                    (27,549)              (8,286)          (12,140)
                                                            ---------            --------         ---------
Cash flows from financing activities:

Capital contribution from Barnes & Noble,
      Inc., net                                                33,456              15,791            34,003
                                                            ---------            --------         ---------
Net cash flows from financing activities                       33,456              15,791            34,003
                                                            ---------            --------         ---------
Net change in cash and cash equivalents                             -                   -                 -

Cash and cash equivalents at beginning
  of period                                                         -                   -                 -
                                                            ---------            --------         ---------
Cash and cash equivalents at end of period                  $       -            $      -         $       -
                                                            =========            ========         =========

See accompanying notes to financial statements.

                             barnesandnoble.com inc.
                          NOTES TO FINANCIAL STATEMENTS

1.  Background and Basis of Presentation

     barnesandnoble.com. inc. (barnesandnoble.com or the Company) is a wholly-owned subsidiary of Barnes & Noble, Inc. (Barnes & Noble). Prior to the effectiveness of the Offering Prospectus, the Company will effect the Recapitalization (as defined in Note 10). The accompanying financial statements reflect the Recapitalization as of the earliest period presented.

         The Company historically has relied on Barnes & Noble to provide financing for its operations. Capital contributions from Barnes & Noble in the statements of cash flows are included as adjustments to paid-in capital pursuant to the Recapitalization. The cash flows are not indicative of the cash flows that would have resulted had the Company been operating as a separate stand-alone company during the periods presented.

         The financial information as of August 1, 1998 and for the 26 weeks ended August 2, 1997 and August 1, 1998 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such dates and the operations and cash flows for the periods then ended. Operating results for the 26 weeks ended August 1, 1998 are not necessarily indicative of results that may be expected for the entire year.

2.  Summary of Significant Accounting Policies

Year-end

         The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The reporting period ended January 31, 1998 (Fiscal Year 1997) contained 52 weeks.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

Merchandise Inventories

         Inventories are valued at the lower of cost or market as determined on a first-in, first-out basis. The Company purchases a substantial majority of its products from two major vendors, Ingram Book Group (Ingram) and Barnes & Noble. Ingram accounted for 52.2% of the Company's inventory purchases during Fiscal Year 1997. Barnes & Noble accounted for 34.8% of the Company's inventory purchases during Fiscal Year 1997. The Company expects to source most of its merchandise through Barnes & Noble in the future. Barnes & Noble charges the Company the cost associated with such purchases, including cost of freight and handling incurred by Barnes & Noble in connection with providing such inventory.

Fixed Assets

         Fixed assets are carried at cost less accumulated depreciation and amortization. Computers and equipment are depreciated using the straight line method over the estimated useful lives of 3 to 10 years. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases. The Company has elected early adoption of Statement of Position 98-1, "Accounting for
                             barnesandnoble.com inc.
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

the Costs of Computer Software Developed or Obtained for Internal Use," otherwise effective for fiscal years beginning after December 15, 1998. Accordingly, direct internal and external costs associated with the development of the features, content and functionality of the Company's online bookstore, transaction-processing systems, telecommunications infrastructure and network operations, incurred during the application development stage, have been capitalized, and are amortized over the estimated useful lives of three years.

Impairment of Long-Lived Assets

         The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows expected to be generated by that asset. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Net Sales

     Sales of the Company's products are recognized, net of any discounts, at the time the products are shipped to customers. Sales returns, which are not significant, are recognized at the time returns are made. International net sales were $1.5 million for Fiscal Year 1997.

Advertising Costs

         The Company expenses the costs of advertising for magazines, television, radio, and other media the first time the advertising takes place. Advertising expense was $3.7 million for Fiscal Year 1997 and $11.8 million for the 26 weeks ended August 1, 1998.

Product Development

         Product development expenses included in the accompanying statements of operations consist principally of indirect costs associated with the development and all costs associated with the maintenance of the features, content and functionality of the Company's online bookstore, transaction-processing systems, telecommunications infrastructure and network operations.

Income Taxes

         Due to the inclusion of the Company in Barnes & Noble's U.S. consolidated income tax returns, and in accordance with the terms of a tax-sharing agreement (which continues so long as Barnes & Noble retains at least an 80% voting and economic ownership interest in the Company) between the Company and Barnes & Noble, the Company is reimbursed for any tax benefits which Barnes & Noble receives as a result of such inclusion. Conversely, the Company would reimburse Barnes & Noble for its share of any tax liability recorded by the Company. The benefit for income taxes includes federal, state and local income taxes currently payable or receivable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. The deferred tax assets and liabilities are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse. Additionally, the tax-sharing agreement provides for the payment of taxes and entitlement to tax refunds for periods prior to the offering.

                             barnesandnoble.com inc.
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

Net Loss per Share

     The computation of basic earnings per share includes no dilutive effect of common stock equivalents and is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. The computation of diluted earnings per share reflects, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of convertible securities. The Company computes basic and diluted net loss per share by dividing net loss by the weighted-average shares of common stock outstanding during the periods.

3.  Prepaid Expenses and Other Current Assets

          Prepaid expenses and other current assets consist of the following:

                                          January 31,            August 1,
                                             1998                  1998
                                       ----------------       --------------
                                                                 (unaudited)

                                                     (000's)

         Lycos marketing advances         $  4,500               $  2,250
         AOL marketing advances              2,500                  3,400
         Other marketing advances            3,922                  3,952
         Other current assets                  403                  1,472
                                         ---------               --------
                                          $ 11,325               $ 11,074
                                         =========               ========


     On July 31, 1997, the Company entered into a three-year exclusive agreement with Lycos (the "Lycos Agreement"), pursuant to which Lycos' Web site is linked to the Company's online bookstore on the Web. Under the Lycos Agreement, visitors to Lycos' Web site may readily access the Company's online bookstore on the Web, which is promoted by Lycos using content provided by the Company, for the online purchase of books and related information. The Lycos Agreement provides for the Company to pay Lycos an annual fee of $4.5 million per year through the year 2000. In addition, the Company is required to pay Lycos a percentage of all revenues received from orders initiated from the Lycos Web site to the extent that such percentage exceeds the annual fee in any given year. Pursuant to the terms of the Lycos Agreement, Lycos is obligated to offer the Company the right of first refusal to negotiate with Lycos for renewal of the Lycos Agreement.

     On November 1, 1997, the Company and AOL formed a strategic alliance pursuant to an Interactive Marketing Agreement (the "AOL Agreement") which provides for the Company to be featured as the exclusive online book retailer within AOL's Shopping Channel. The AOL Agreement also gives the Company an extensive package of placements and visibility throughout the AOL service. In consideration of the marketing, promotion, advertising and other services AOL will provide under the AOL Agreement, the Company will pay AOL a total of $40.0 million over the term of the AOL Agreement, of which $7.0 million has been paid as of August 1, 1998, $3.5 million will be paid for the balance of the Company's Fiscal Year 1998, $7.5 million will be paid in the Company's Fiscal Year 1999 and $11.0 million will be paid in each of the Company's Fiscal Years 2000 and 2001. The Company amortizes the costs associated with the AOL Agreement over the initial contract term of four years.

                             barnesandnoble.com inc.
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

4.  Fixed Assets

         Fixed assets, at cost, consist of the following:

                                                                         January 31,                       August 1,
                                                                            1998                             1998
                                                               ------------------------   -----------------------------
                                                                                                         (unaudited)
                                                                                     (000's)
Computers and equipment                                        $                 14,072   $                      16,307
Leasehold Improvements                                                            6,674                           8,369
Software                                                                          6,706                          11,268
                                                               ------------------------   -----------------------------
                                                                                 27,452                          35,944
Less accumulated depreciation                                                     2,670                           4,526
                                                               ------------------------   -----------------------------
       Fixed assets, net                                       $                 24,782   $                      31,418
                                                               ========================   =============================

5.  Accrued Liabilities

       Accrued liabilities consist of the following:

                                                                         January 31,                       August 1,
                                                                            1998                             1998
                                                               ------------------------   -----------------------------
                                                                                                          (unaudited)
                                                                                     (000's)

Accrued advertising                                            $                    180   $                       4,269
Accrued fixed assets                                                              8,126                             622
Accrued compensation                                                                531                             585
Other                                                                               817                           1,531
                                                               ------------------------   -----------------------------
       Total accrued liabilities                               $                  9,654   $                       7,007
                                                               ========================   =============================

6.  Income Taxes

         Details of the benefit for income taxes consist of the following:

                                                                    Fiscal Year
                                                                        1997
                                                                        ----
                                                                      (000's)

Current:
         Federal                                                     $(5,975)
         State                                                        (1,024)
                                                                     -------
                                                                      (6,999)

Deferred:
         Federal                                                         499
         State                                                            85
                                                                     -------
                                                                         584
                                                                     -------
       Total                                                         $(6,415)
                                                                     =======
                             barnesandnoble.com inc.

                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

         A reconciliation between the benefit for income taxes and the expected benefit for income taxes at the Federal statutory rate follows:

                                                                Fiscal Year
                                                                    1997
                                                                    ----
                                                                   (000's)

Expected benefit for income taxes
    at federal statutory rate                                    $  (5,476)

State income tax benefit, net of federal taxes                        (939)
                                                                 ----------

Benefit for income taxes                                         $  (6,415)
                                                                 ==========

     The Company's deferred tax liability is the result of temporary differences related to depreciation of $0.6 million.

     Due to the inclusion of the Company in Barnes & Noble's consolidated income tax returns, the Company has recorded tax benefits for operating losses in each of the above years. In accordance with the terms of the Tax Sharing Agreement, Barnes & Noble has reimbursed the Company for current tax benefits received by Barnes & Noble as a result of such inclusion. Had the Company been operating on a stand-alone basis, such losses would have created an operating loss carry forward for which the Company would have been unable to record a benefit.

7.  Lease Commitment

     The Company currently leases warehouse facilities, office space and equipment under noncancelable operating leases. Rental expense under operating lease agreements for Fiscal Year 1997 was $0.2 million.

     Future minimum lease payments under noncancelable operating leases as of January 31, 1998 are:

                                                                   (000's)

                   1998                                          $      865
                   1999                                                 891
                   2000                                                 918
                   2001                                                 945
                   2002                                               1,065
                   Thereafter                                         5,517
                                                                 ----------
                                                                 $   10,201
                                                                 ==========


8.  Related Party Transactions

     Through its distribution facilities, Barnes & Noble accounted for approximately 34.8% of the Company's purchases during Fiscal Year 1997, and the Company expects to source most of its purchases through Barnes & Noble in the future. Barnes & Noble charges the Company the costs associated with such purchases, including cost of freight, handling and other costs incurred by Barnes & Noble in connection with providing such inventory. Prior to the consummation of the Offering, the Company will enter into a Supply Agreement (the "Supply Agreement") with Barnes & Noble pursuant to which Barnes & Noble will agree to supply products to the Company on the current terms. The Company believes that such terms are more favorable than the terms at which the Company otherwise would be able to make such purchases on its own. The Supply Agreement may be terminated by the Company at any time on 30 days' notice, and may be terminated by Barnes & Noble, on 90 days
                             barnesandnoble.com inc.
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

notice, at any time after (i) the tenth anniversary of the date of the Prospectus, or (ii) a "change in control" (as defined) of the Company.

     As a subsidiary of Barnes & Noble, the Company receives various services from Barnes & Noble and its subsidiaries, including, among others, services for payroll processing, benefits administration, insurance (property and casualty, medical, dental and life), tax, traffic, fulfillment and telecommunications. In accordance with the terms of services agreements between the Company and Barnes & Noble and its subsidiaries, the Company has paid, and expects to continue to pay, fees to Barnes & Noble and its subsidiaries in an amount equal to 105% of its proportionate share of such costs. The Company paid $0.2 million for such services during Fiscal Year 1997. In the opinion of management, these allocations were made on a reasonable and consistent basis; however, they are not necessarily indicative of, and it is not practical for management to estimate the level of, expenses which might have been incurred had the Company been operating as a separate stand-alone company.

     The Company has entered into an agreement (the License Agreement) with B&N College, of which the principal shareholder is also a principal shareholder/director/executive officer of Barnes & Noble. Pursuant to the License Agreement the Company was granted a perpetual, exclusive license (the License) to use the Barnes & Noble name and trademark (excluding sales of college textbooks). The License is not revokable unless the Company is in default or there is a "change in control" (as defined therein) of the Company. The Company pays Barnes & Noble an annual fee of $50,000 for the License.

     The Company also licenses from Barnes & Noble, for an annual fee of $50,000, the right to use Barnes & Noble's title database, inventory sourcing and special order software, customer lists and demographic information. The license agreement renews annually unless terminated by either party on at least 90 days written notice prior to the commencement of the renewal year.

     The Company believes that the transactions discussed above, as well as the terms of any future transactions and agreements (including renewals of any existing agreements) between the Company and its affiliates, are and will be at least as favorable to the Company as could be obtained from unaffiliated parties. The Board of Directors will be advised in advance of any such proposed transaction or agreement and will utilize such procedures in evaluating the terms and provisions of such proposed transaction or agreement as are appropriate in light of the fiduciary duties of directors under Delaware law. In addition, prior to or following the consummation of the Offering, the Board of Directors will establish an Audit Committee, consisting of two independent directors. One of the responsibilities of the Audit Committee will be to review related party transactions.

9.   Litigation

     The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management does not believe that any of these legal proceedings will have a material adverse effect on the financial condition of the Company.

10.  Subsequent Events

     On September __, 1998, the Company filed a registration statement with the Securities and Exchange Commission for the sale of __________ shares of its Class A Common Stock (the Offering). The Company intends to use the proceeds from the Offering for general corporate purposes, including working capital to fund anticipated operating losses and capital expenditures.

     As of September 1, 1998, barnesandnoble.com is a wholly-owned subsidiary of Barnes & Noble. Prior to the effectiveness of the Offering Prospectus: (i) Barnes & Noble will establish barnesandnoble.com Holdings Corp. (Holdings) as a wholly-owned Delaware subsidiary and (ii) Holdings will establish barnesandnoble.com Merger Corp. (b&n.com Merger Corp.) as a wholly-owned Delaware subsidiary. Following the establishment of
                             barnesandnoble.com inc.
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

these new companies, and prior to the effectiveness of the Offering Prospectus, barnesandnoble.com will be merged into b&n.com Merger Corp., which will be the surviving corporation and will change its name to barnesandnoble.com inc. Therefore, immediately prior to the effectiveness of the Offering Prospectus, barnesandnoble.com will be a wholly-owned subsidiary of Holdings, which will be a wholly-owned subsidiary of Barnes & Noble. In addition, prior to the effectiveness of the Offering Prospectus, all outstanding indebtedness of the Company owed to Barnes & Noble will be converted into a capital contribution; as of August 1, 1998, that amount was $67.5 million. (The foregoing events are collectively referred to as the Recapitalization.)

     In addition to the Recapitalization, Barnes & Noble will contribute an additional $100 million to the Company prior to the consummation of the Offering and, following the Offering, the Company intends to enter into an agreement with Barnes & Noble whereby Barnes & Noble will make a $100 million revolving credit facility available to the Company on terms no less favorable to the Company than the Company would receive from an unaffiliated third party.

     In ______, 1998, the Company adopted the 1998 Incentive Plan (the "Plan"). Under the Plan, __________ shares of common stock have been reserved for future issuance.

     On April 21, 1998, the Company acquired a 19.9% interest in Nuvomedia, a privately held company principally engaged in developing electronic media products.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Goldman, Sachs & Co. and Salomon Smith Barney Inc. are acting as representatives, has severally agreed to purchase from the Company, the aggregate number of shares of Class A Common Stock set forth opposite its name below:

                                                              Number of
                                                              Shares of
                                                               Class A
        Underwriter                                          Common Stock
                                                             ------------
Goldman, Sachs & Co...............................
Salomon Smith Barney Inc..........................

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Class A Common Stock, in part, directly to the public at the initial public offering price set forth on the cover page of this Prospectus and, in part, to certain securities dealers at such price less a concession not in excess of $______ per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $______ per share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for ___ days after the date of this Prospectus to purchase up to an aggregate of _____ additional shares of Class A Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the _____ shares of Class A Common Stock offered.

     The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Class A Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Class A Common Stock without the prior written consent of the representatives, except for the shares of Class A Common Stock offered in connection with the Offering.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Prior to this Offering, there has been no public market for the shares of Class A Common Stock. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     In connection with the Offering, the Underwriters may purchase and sell shares of the Class A Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock; short positions created by the Underwriters involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the Offering may be reclaimed by the Underwriters if such shares of Class A Common Stock are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NASDAQ, in the over-the-counter market or otherwise.

     The Underwriters have reserved for sale, at the initial public offering price, up to ________ shares of the Class A Common Stock offered hereby for employees and directors of the Company and certain other individuals who have expressed an interest in purchasing such shares of Class A Common Stock in the Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Class A Common Stock offered by them.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                           ---------------------------



                                TABLE OF CONTENTS
                                                          Page

Prospectus Summary...........................................3
Risk Factors.................................................7
Use of Proceeds.............................................14
Dividend Policy.............................................14
Capitalization..............................................15
Dilution....................................................16
Selected Financial Data.....................................17
Management's Discussion and Analysis of
  Financial Condition and Results of Operations.............18
Business....................................................25
Management..................................................34
Principal Stockholders......................................39
Certain Transactions with Barnes & Noble....................40
Recapitalization............................................41
Description of Capital Stock................................42
Shares Eligible for Future Sale.............................46
Validity of Class A Common Stock............................46
Experts.....................................................47
Additional Information......................................47
Index to Financial Statements..............................F-1
Underwriting...............................................U-1

        Through and including __________, 1998 (the 25th day after the date of this Prospectus) all dealers effecting transactions in the Class A Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                             _______________ Shares



                             barnesandnoble.com inc.




                              Class A Common Stock


                           (par value $.01 per share)


                           _________________________


                                   PROSPECTUS

                           _________________________






                              Goldman, Sachs & Co.

                              Salomon Smith Barney


                      Representatives of the Underwriters


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses, other than Underwriting discounts and commissions, in connection with the issuance and distribution of the shares of Class A Common Stock being registered, all of which are being borne by the Company:

Registration fee............................................      $  29,500
Nasdaq listing fee..........................................         50,000
Transfer agent and registrar fees...........................         *
Printing and engraving......................................         *
Legal fees..................................................         *
Blue Sky fees and expenses..................................         *
Accounting fees.............................................         *
Miscellaneous  .............................................         *
                                                                   --------
         Total                                                   $

-----------------
*  To be filed by amendment

Item 14. Indemnification of Directors and Officers.

     The Company's Amended and Restated Certificate of Incorporation and By-laws require the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by reason of the fact that he is or was a director or officer of the Company or any other person designated by the Board of Directors (which may include any person serving at the request of the Company as a director, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise), in each case, against certain liabilities (including damages, judgments, amounts paid in settlement, fines, penalties and expenses (including attorneys' fees and disbursements)), except where such indemnification is expressly prohibited by applicable law, where such person has engaged in willful misconduct or recklessness or where such indemnification has been determined to be unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits of the matter. Delaware law permits the Company to provide similar indemnification to employees and agents who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the stockholders. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the Company to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

     The following is a list of exhibits filed as part of this Registration Statement.

 Exhibit
 Number                                Description

1.1      Form of Underwriting Agreement. *
3.1      Amended and Restated Certificate of Incorporation of the Company *
3.2      Amended and Restated Bylaws of the Company.*
5.1 Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP regarding legality of the shares of Common Stock being registered.*
10.1     The Company's 1998 Incentive Plan.*
10.2     Agreement dated July 31, 1997 by and between the Company and Lycos,
         Inc.*
10.3 Agreement dated November 1, 1997 by and between the Company and America Online, Inc.*
10.4 Services Agreement dated as of January 14, 1997 between the Company and Barnes & Noble, Inc.*
10.5     Services Agreement
         dated as of January 14, 1997 between the Company and Marboro Books
         Corp.*
10.6 Database License Agreement dated as of January 14, 1997 between the Company and Barnes & Noble, Inc.*
10.7 Trademark License Agreement dated as of January 14, 1997 between the Company and Barnes & Noble, Inc.*
10.8 Tax Sharing Agreement dated as of January 14, 1997 between the Company and Barnes & Noble, Inc.*
10.9     Form of Supply Agreement between the Company and Barnes & Noble Inc.*
23.1     Consent of BDO Seidman, LLP.
23.2 Consent of Robinson Silverman Pearce Aronsohn & Berman LLP (included in its opinion filed as Exhibit 5 hereto).*
24.1 Power of Attorney (included on signature page to this Registration Statement).
27.1     Financial Data Schedule.

-------------------
*   To be filed by amendment.

Item 17. Undertakings.

         (i) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

         (ii) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (iii) The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on September 24, 1998.

                                 barnesandnoble.com inc.

                                 By:             /s/ Stephen Riggio
                                    -------------------------------------------
                                    Stephen Riggio, Chief Executive Officer
                                    (Principal Executive Officer)

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

     Each person in so signing also makes, constitutes and appoints Stephen Riggio, Leonard Riggio and Michael N. Rosen, and each of them acting alone, his true and lawful attorney-in-fact, with full power of substitution, to execute and cause to be filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Act of 1933, as amended, any and all amendments and post-effective amendments to this Registration Statement, and including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, with exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

              Name                              Capacity                                      Date

       /s/ Leonard Riggio                  Chairman of the Board                       September 24, 1998
-----------------------------------
Leonard Riggio

       /s/ Stephen Riggio                  Chief Executive Officer                     September 24, 1998
-----------------------------------        and a Director
Stephen Riggio                             (Principal Executive Officer)

       /s/ William F. Duffy                Chief Financial Officer, Vice               September 24, 1998
-----------------------------------        President, Operations and a
William F. Duffy                           Director (Principal Financial
                                           Officer)

       /s/ John Kristie                    Vice President, Information                 September 24, 1998
-----------------------------------        Technology and a Director
John Kristie

       /s/ Michael N. Rosen                Secretary and a Director                    September 24, 1998
-----------------------------------
Michael N. Rosen

       /s/ Irene R. Miller                 Director                                    September 24, 1998
-----------------------------------
Irene R. Miller

                                       S-1
